                                      U.S. SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549

                                                     Form SB-1

                              REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933



                                             THE IMAGING CENTER, INC.
                                  (Name of small business issuer in its charter)

            Maryland                                  8011                             52-2167391
----------------------------------      ---------------------------------        ------------------------
(State or jurisdiction of               (Primary Standard Industrial             (I.R.S. Employer
incorporation or organization)          Classification Code Number)              Identification No.)

                                                715 Williams Street
                                                  P. O. Box 1705
                                             Cumberland, MD 21501-1705
                                              Telephone: 301-759-3410
                                             Telecopier: 301 759-3043
                           (Address and telephone number of principal executive offices)


                                                715 Williams Street
                                             Cumberland, MD 21501-1705

                                   Please send copies of any communications to:
                                               Patrick K. Arey, Esq.
                                             Miles & Stockbridge P.C.
                                                 Attorneys at Law
                                                  10 Light Street
                                          Baltimore, Maryland 21202-1487

                 (Address of principal place of business or intended principal place of business)

                                           F. Daniel Jackson, M.D., P.A.
                                                715 Williams Street
                                             Cumberland, MD 21501-1705
                                                   301-759-3410
                             (Name, address and telephone number of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b)under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c)under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d)under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check
 the following box. [   ]

                                          CALCULATION OF REGISTRATION FEE

--------------------------- ---------------------- ---------------------- ---------------------- --------------------
TITLE OF EACH CLASS OF      DOLLAR AMOUNT TO BE    PROPOSED MAXIMUM       PROPOSED MAXIMUM       AMOUNT OF
SECURITIES TO BE            REGISTERED             OFFERING PRICE PER     AGGREGATE OFFERING     REGISTRATION FEE
REGISTERED                                         UNIT                   PRICE
--------------------------- ---------------------- ---------------------- ---------------------- --------------------
--------------------------- ---------------------- ---------------------- ---------------------- --------------------
COMMON STOCK, CLASS B              $2,000,000                  $2.00         $2,000,000 (1)             $ 556.00
NON-VOTING
--------------------------- ---------------------- ---------------------- ---------------------- --------------------

(1) Before deducting offering expenses estimated to be $_____ in the aggregate, comprised of the following: Securities and Exchange Commission fees($556), State Divisions of Securities fees ($_____), printing fees ($_____), legal and accounting fees ($_____), and escrow agent fees($_____). If all of the Shares being offered are not sold, the proceeds to the Company will be reduced accordingly.

       -----------------------------------------------------------------

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Disclosure alternative used (check one): Alternative 1 ____ ; Alternative 2 __X__ ITEM 1. INSIDE FRONT AND OUTSIDE BACK COVER PAGES OF PROSPECTUS.

(A redherring appears on the left hand side of this page, rotated 90 degrees. Text follows.)

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.




            PROSPECTUS, SUBJECT TO COMPLETION, DATED OCTOBER __, 1999

                            THE IMAGING CENTER, INC.

                           MAXIMUM OF 1,000,000 SHARES
                         CLASS B NON-VOTING COMMON STOCK
                                 $2.00 PER SHARE

The Imaging Center, Inc.
715 Williams Street
Cumberland, Maryland 21501-1705
Telephone: 301-759-3410

The Offering

                          PER SHARE       TOTAL
Public Price                  $2.00   $ 2,000,000
Underwriting discounts         0.00             0
Proceeds to Company           $2.00   $ 2,000,000


The Shares offered by us may be purchased in minimum lots of 100 and maximum lots of 1,000 shares.

There is presently no public market for the shares. The offering price may not reflect the market price of our shares after the offering. The price at which the shares are being offered to investors has been arbitrarily determined and bears no relationship to the company's assets, earnings, book value, net tangible value or other generally accepted criteria for valuation of investments.

We intend to list the company for trading on a regional securities exchange or electronic listing service. We cannot assure that we will be able to accomplish this.

    -----------------------------------------------------------------------

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


    ------------------------------------------------------------------------

                             OFFERED BY THE COMPANY

                                ___________, 1999

                                Table of Contents

SUMMARY                                                                       1
The Company                                                                   1
Description of Shares Offered                                                 1
Use of Proceeds                                                               1
Risk Factors                                                                  1
Market for the Shares and Liquidity of Investment                             2
RISK FACTORS                                                                  2
Absence of Operating History; No Prior Operating Experience                   2
Dependence on Affiliated Physicians                                           2
Reliance on Referrals                                                         3
Risks Associated with Business Strategy                                       3
Potential Need for Additional Capital                                         4
Risks Relating to Antitrust Laws                                              4
Leverage                                                                      4
Competition                                                                   4
Potential Liability and Insurance; Legal Proceedings                          4
Dependence on Information Systems                                             5
Dependence on Key Personnel                                                   5
Shares Eligible For Future Sale                                               5
Control By Certain Shareholders                                               6
No Prior Market; Possible Volatility of Stock Price; Liquidity; Possible
Characterization as a Penny Stock                                             6
RISK FACTORS RELATED TO GOVERNMENT REGULATION                                 7
State and Federal Fraud and Abuse, Anti-Kickback and Anti-Referral Laws       7
Corporate Practice of Medicine; Fee Splitting                                 8
Licensing and Certification Laws                                              8
Compliance                                                                    8
Reform Initiatives; Increased Enforcement                                     9
Insurance Laws and Regulations                                                9
Reimbursement Trends and Cost Containment                                     9
Risks Associated With Managed Care Contracts and Capitated Fee Arrangements  11
DILUTION                                                                     11
PLAN OF DISTRIBUTION                                                         12
USE OF PROCEEDS OF OFFERING                                                  13
Sources and Uses of Proceeds of Offering                                     13
Costs and Expenses of Offering                                               13
THE COMPANY                                                                  14
General                                                                      14
Capitalization                                                               14
Financial Statements                                                         15
Limitations on Liability of Officers and Directors                           15
Investor Suitability                                                         16
Dividend Policy                                                              16
BUSINESS                                                                     16
General                                                                      16
Market Area - Cumberland, Maryland, and Vicinity                             17
Marketing                                                                    18
Operating History; Predecessor Entities                                      18
Contracts and Relationships with Insurance Companies,HMO's and Other Payors  18
Current Debt; Future Capital Requirements                                    19
Business Strategy                                                            22
Possible Future Expansion of Facilities                                      22
Information Management                                                       22
Corporate Liability and Insurance                                            22
FACILITIES AND EMPLOYEES                                                     22
MANAGEMENT OF THE COMPANY                                                    26
Directors, Executive Officers and Senior Management                          26
Retirement Plan                                                              27
EXECUTIVE COMPENSATION                                                       27
STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN STOCKHOLDERS                       28
EXISTING AND POTENTIAL CONFLICT OF INTERESTS                                 28
DESCRIPTION OF COMMON STOCK                                                  28
AFFILIATED PHYSICIANS                                                        31
INDUSTRY BACKGROUND                                                          32
Market Overview                                                              32
Radiology                                                                    32
Trends In Radiology                                                          33
GOVERNMENT REGULATION AND SUPERVISION                                        35
General                                                                      35
Licensing and Certification Laws                                             35
Fee-Splitting; Corporate Practice of Medicine                                36
Medicare Physician Payment System                                            36
Medicare and Medicaid Fraud and Abuse                                        37
Health Care Reform Initiatives                                               38
Compliance Program                                                           39
Insurance Laws and Regulation                                                39
COMPETITION                                                                  39
LEGAL PROCEEDINGS                                                            40
REPORTS TO INVESTORS                                                         40
LEGAL MATTERS                                                                40
EXPERTS                                                                      40
AVAILABLE INFORMATION ABOUT THE COMPANY                                      41

APPENDICES

     A - PRO FORMA Financial Statements of the Company
     B - PRO FORMA Financial Projections of the Company
     C - Articles of Incorporation

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS. YOU SHOULD NOT RELY UPON ANY INFORMATION OR REPRESENTATION NOT CONTAINED IN THE PROSPECTUS OR ASSUME THAT IT HAS BEEN AUTHORIZED BY THE COMPANY.

THIS PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES, AND IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SHARES IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION IS UNLAWFUL.

THE INFORMATION CONTAINED IN THIS PROSPECTUS MAY CHANGE AFTER ITS DATE.

================================================================================
                       [Outside Back Cover of Prospectus]

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS. YOU SHOULD NOT RELY UPON ANY INFORMATION OR REPRESENTATION NOT CONTAINED IN THE PROSPECTUS OR ASSUME THAT THEY HAVE BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES, AND IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SHARES IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION IS UNLAWFUL. THE INFORMATION CONTAINED IN THIS PROSPECTUS MAY CHANGE AFTER ITS DATE.


                                TABLE OF CONTENTS

                          APPEARS ON INSIDE FRONT COVER



                      DEALER PROSPECTUS DELIVERY OBLIGATION

UNTIL ___________ (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


================================================================================

                            THE IMAGING CENTER, INC.
                               715 WILLIAMS STREET
                         CUMBERLAND, MARYLAND 21501-1705



              MINIMUM OF 200,000 SHARES FOR A TOTAL OF $400,000 AND
            MAXIMUM OF 1,000,000 SHARES FOR A TOTAL OF $2,000,000 OF


                         CLASS B NON-VOTING COMMON STOCK


--------------------------------------------------------------------------------
                                   PROSPECTUS
--------------------------------------------------------------------------------






                                                _____________, 1999
================================================================================

ITEM 2. SIGNIFICANT PARTIES

List the full names and business and residential addresses, as applicable, for the following persons:

     (1) Issuer's Directors:
---------------------------------------- -------------------------------------- --------------------------------------
FULL NAME                                BUSINESS ADDRESS                       HOME ADDRESS
---------------------------------------- -------------------------------------- --------------------------------------
F. Daniel Jackson, M.D.                  The Imaging Center, Inc.               726 Washington Street
                                         715 Williams Street                     Cumberland, MD 21501-2707
                                         P. O. Box 1705
                                         Cumberland, MD 21501-1705
---------------------------------------- -------------------------------------- --------------------------------------
Frederick J. Hill                        Not Applicable (Retired)               822 Buckingham Road
                                                                                Cumberland, MD 21502
---------------------------------------- -------------------------------------- --------------------------------------
James F. Scarpelli, Jr.                  108 Virginia Avenue                    894 Eastgate Court
                                         Cumberland, MD 21501                   Cumberland, MD 21501
---------------------------------------- -------------------------------------- --------------------------------------

     (2) Issuer's Officers:
---------------------------------------- -------------------------------------- --------------------------------------
FULL NAME                                BUSINESS ADDRESS                       HOME ADDRESS
---------------------------------------- -------------------------------------- --------------------------------------
F. Daniel Jackson, M.D., President       The Imaging Center, Inc.               726 Washington Street
                                         715 Williams Street                     Cumberland, MD 21501-2707
                                         P. O. Box 1705
                                         Cumberland, MD 21501-1705
---------------------------------------- -------------------------------------- --------------------------------------
Larry James Taylor, Vice President       The Imaging Center, Inc.               Route #1, Box 124 D
                                         201 Virginia Avenue                    Keyser, WV 26726
                                         P. O. Box 1705
                                         Cumberland, MD 21502
---------------------------------------- -------------------------------------- --------------------------------------
D. Jeanne Starkey, Treasurer             The Imaging Center, Inc.               753 Washington Street
                                         201 Virginia Avenue                     Cumberland, MD 21502
                                         P. O. Box 1705
                                         Cumberland, MD 21502
---------------------------------------- -------------------------------------- --------------------------------------
Carolyn L. Hott, Corporate Secretary     The Imaging Center, Inc.               319 Caroline Street
                                         715 Williams Street                     Cumberland, MD 21502
                                         P. O. Box 1705
                                         Cumberland, MD 21501-1705
---------------------------------------- -------------------------------------- --------------------------------------

     (3) Issuer's General Partners:
         None. Issuer is a corporation.
     (4) record owners of 5 percent or more of any class of the issuer's equity securities:
---------------------------------------- -------------------------------------- --------------------------------------
FULL NAME                                BUSINESS ADDRESS                       HOME ADDRESS
---------------------------------------- -------------------------------------- --------------------------------------
F. Daniel Jackson, M.D.                  The Imaging Center, Inc.               726 Washington Street
                                         715 Williams Street                     Cumberland, MD 21501-2707
                                         P. O. Box 1705
                                         Cumberland, MD 21501-1705
---------------------------------------- -------------------------------------- --------------------------------------

     (5) Beneficial Owners Of 5 Percent Or More Of Any Class Of The Issuer's
Equity Securities:
---------------------------------------- -------------------------------------- --------------------------------------
FULL NAME                                BUSINESS ADDRESS                       HOME ADDRESS
---------------------------------------- -------------------------------------- --------------------------------------
F. Daniel Jackson, M.D.                  The Imaging Center, Inc.               726 Washington Street
                                         715 Williams Street                     Cumberland, MD 21501-2707
                                         P. O. Box 1705
                                         Cumberland, MD 21501-1705
---------------------------------------- -------------------------------------- --------------------------------------

                                       3

     (6) Promoters Of The Issuer:
---------------------------------------- -------------------------------------- --------------------------------------
FULL NAME                                BUSINESS ADDRESS                       HOME ADDRESS
---------------------------------------- -------------------------------------- --------------------------------------
F. Daniel Jackson, M.D.                  The Imaging Center, Inc.               726 Washington Street
                                         715 Williams Street                     Cumberland, MD 21501-2707
                                         P. O. Box 1705
                                         Cumberland, MD 21501-1705
---------------------------------------- -------------------------------------- --------------------------------------

     (7) Affiliates Of The Issuer:
---------------------------------------- -------------------------------------- --------------------------------------
FULL NAME                                BUSINESS ADDRESS                       HOME ADDRESS
---------------------------------------- -------------------------------------- --------------------------------------
F. Daniel Jackson, M.D.                  The Imaging Center, Inc.               726 Washington Street
                                         715 Williams Street                     Cumberland, MD 21501-2707
                                         P. O. Box 1705
                                         Cumberland, MD 21501-1705
---------------------------------------- -------------------------------------- --------------------------------------

     (8) Counsel To The Issuer With Respect To The Proposed Offering:
         Miles & Stockbridge P.C.
         10 Light Street
         Baltimore, Maryland 21202-1487
     (9) Each Underwriter With Respect To The Proposed Offering:
         No underwriter is associated with this offering.
     (10)The Underwriter's Directors:
         No underwriter is associated with this offering.
     (11)The Underwriter's Officers:
         No underwriter is associated with this offering.
     (12)The Underwriter's General Partners:
         No underwriter is associated with this offering.
     (13)Counsel To The Underwriter.
         No underwriter is associated with this offering.

ITEM 3. RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT

The Company is independent of all named experts and counsel in this Prospectus. No expert or counsel has any financial interest in the Company.

ITEM 4. LEGAL PROCEEDINGS Neither the issuer nor its property is presently a party or subject to any legal proceeding.

ITEM 5. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

Since the company commenced operations on July 1, 1999, no principal independent accountant resigned (or declined to stand for re-election) or was dismissed.

ITEM 6. DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES.

There are no indemnification provisions for directors, officers and controlling persons of the Company specifically dealing with liability under the Securities Act.

The following general provisions are applicable to indemnification of directors, officers and controlling persons:

The Company's Articles of Incorporation and Bylaws authorize the Company to indemnify its directors and officers to the full extent permitted by Maryland law.

Sec. 2-418 of the Corporations and Associations Article of the Annotated Code of Maryland provides the authority to indemnify directors, officers, employees and agents of the issuer. The statute permits corporations to indemnify an individual made a party to a proceeding against judgments, penalties, fines, settlements and reasonable expenses actually incurred (including attorneys' fees) by reason of service in that capacity unless it is established that: (a) the act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; or (b) the person received an improper personal benefit in money, property or services, or (c) in the case of any criminal proceeding, the person had reasonable cause to believe that the act or omission was unlawful.

Further, Sec. 2-418(d) of the Corporations and Associations Article of the Annotated Code of Maryland provides for mandatory indemnification for a director who was successful, on the merits or otherwise, in the defense of any proceeding shall be indemnified against reasonable expenses incurred by the director in connection with the proceeding. Sec. 2-418(j) of the Corporations and Associations Article of the Annotated Code of Maryland provides for certain mandatory and permissive indemnification for corporate officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to Maryland law and the Company's Articles of Incorporation and Bylaws, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

PART F/S--FINANCIAL INFORMATION REQUIRED IN PROSPECTUS.
Included in the attached Prospectus.

                                     SUMMARY

THE COMPANY

     The Imaging Center, Inc. is a Maryland corporation formed in May 1999 to provide radiology and imaging services primarily to F. Daniel Jackson, M.D., P.A., a practice group of physicians specializing in radiology located in Cumberland, Maryland (the "Affiliated Physicians"). Our income will come from fees paid by patients, their insurance companies or medical service providers for services provided by us and the Affiliated Physicians. We started operating on July 1, 1999. See, however, "Business - Operating History; Predecessor Entities" for a description of the operations of certain predecessor companies engaged in our business.

DESCRIPTION OF SHARES OFFERED

     We are offering up to 1,000,000 shares of our Class B Non-Voting Common Stock to the public. These shares equal 10% of all Class B Non-Voting Shares authorized for issuance. Dr. F. Daniel Jackson, President of the Company and its controlling shareholder, owns or controls 90% of the Class B shares. Following the Offering, purchasers of shares not affiliated with us are expected to own 10% of the shares and Dr. Jackson is expected to own or control 90% of the shares. See "Management of the Company - Stock Ownership of Management and Certain Securities Holders." Dr. Jackson owns all of the shares of our Class A Voting Common Stock which have been issued.

USE OF PROCEEDS

     All proceeds of this offering will be used to pay for new equipment and organization and offering expenses, or to provide working capital. See "Use of Proceeds of Offering."

RISK FACTORS

     THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD NOT BUY THE SHARES IF YOU MAY NEED TO SELL YOUR SHARES IN THE FUTURE. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

     We have no operating history and our financial success will depend on income we receive for the use of our facilities and services which we will provide. We are providing PRO FORMA financial information under "The Company - Financial Statements" and other information under "Business - Operating History; Predecessor Entities" which is based upon the operations of our predecessor entities. We cannot guarantee that we will operate profitably or that you will receive any return on your investment. There are many other factors and risks which can affect our financial success. These are described in detail under the heading "Risk Factors" which begins on page 2.

     SPECIAL RISKS FOR PHYSICIANS PURCHASING SHARES. MARYLAND LAWS PROHIBIT PAYMENTS FOR PATIENT REFERRALS AND REFERRALS BY A PHYSICIAN TO A PROVIDER OF HEALTH CARE OWNED BY THE PHYSICIAN OR A PROVIDER WHICH PAYS COMPENSATION TO THE PHYSICIAN. THERE ARE EXCEPTIONS TO THIS PROHIBITION. WE BELIEVE THAT USE OF OUR SERVICES BY THE AFFILIATED PHYSICIANS WILL NOT VIOLATE THESE LAWS. HOWEVER, PHYSICIANS WHO REFER PATIENTS TO THE AFFILIATED PHYSICIANS OR TO US SHOULD OBTAIN LEGAL ADVICE REGARDING THESE PROHIBITIONS BEFORE PURCHASING OUR SHARES. A more detailed discussion of this issue appears under the heading "Government Regulation and Supervision - Medicare and Medicaid Fraud and Abuse" below.

     YOU SHOULD READ THIS PROSPECTUS IN ITS ENTIRETY, ESPECIALLY INFORMATION UNDER THE HEADINGS "THE COMPANY," "BUSINESS," FACILITIES AND EMPLOYEES," MANAGEMENT OF THE COMPANY," "EXISTING AND POTENTIAL CONFLICT OF INTERESTS," "RISK FACTORS," AND "RISK FACTORS RELATED TO GOVERNMENT REGULATION" FOR A COMPLETE DESCRIPTION OF US, OUR BUSINESS, AND THE RISKS INHERENT IN OUR OPERATIONS.

MARKET FOR THE SHARES AND LIQUIDITY OF INVESTMENT

     Presently no public trading market for the shares exists. After the offering, there may be no active trading market for the shares. The relatively small number of shares available to the public may limit the market in which the shares are traded and your ability to sell your shares to other investors. See "Risk Factors - No Prior Market; Possible Volatility of Stock Price; Liquidity."

                                  RISK FACTORS

     You should consider carefully the factors described below in determining whether to buy the shares, in addition to the other information contained in this prospectus. This prospectus contains forward-looking statements that include risks and uncertainties. These statements describe our future business plans, use of proceeds of this offering, projected capital expenditures, liquidity, possible third-party payor arrangements, arrangements between the Company and referring physicians, possible effects of changes in government regulation and managed care and availability of insurance. These statements may be found under the following headings: "Summary," "The Company," "Use of Proceeds of Offering," "Business," "Industry Background," "Risk Factors" and "Risk Factors Related to Government Regulation" and elsewhere in this Prospectus. Actual events or results may differ materially from those discussed in these forward-looking statements. Such differences may be caused by the risk factors described below and other factors described in this prospectus.

ABSENCE OF OPERATING HISTORY; NO PRIOR OPERATING EXPERIENCE

     We commenced operations on July 1, 1999, and our revenues and operations reflect this short period. We will derive almost all of our revenue from fees and charges for technical and imaging services provided to the Affiliated Physicians. Our success will depend in large part on usage by the Affiliated Physicians and referrals to the Affiliated Physicians from other referring physicians, and our ability, together with the Affiliated Physicians, to implement practices, cost controls and systems to maintain and enhance our revenue and profitability. We cannot assure that we will be profitable on a quarterly or annual basis in the future.

     See "Business - Operating History; Predecessor Entities" and "Affiliated Physicians" for a discussion of the operations of certain predecessor companies and the Affiliated Physicians engaged in the business of which the Company is a part.

DEPENDENCE ON AFFILIATED PHYSICIANS

     Our operations are entirely dependent on our continued affiliation with and use of our facilities and services by the Affiliated Physicians. Based upon previous operations of companies controlled by Dr. Jackson, the Affiliated Physicians are expected to generate approximately 99% of the our revenues.

     The death, retirement or disability of Dr. Jackson could impair or limit referrals from the Affiliated Physicians and have an adverse impact upon our revenues and operations. We do not maintain insurance on the life of Dr. Jackson.

RELIANCE ON REFERRALS

     We depend almost exclusively on business generated by the Affiliated Physicians. The Affiliated Physicians rely almost exclusively upon referrals from unaffiliated physicians, physician practice groups or other healthcare providers within the Cumberland, Maryland, area. Our facilities and the practices of the Affiliated Physicians compete with local radiologists and imaging services, including non-profit hospitals and health systems. We expect to generate substantially all of our revenue from fees charged for services provided to the Affiliated Physicians. If a sufficiently large number of unaffiliated physicians, physician practice groups or other healthcare providers discontinue referring patients to the Affiliated Physicians, our business and financial condition would be materially adversely affected. See "Risk Factors - Competition."

     In an effort to control costs, non-governmental health care payors such as insurance companies have implemented cost containment programs which could limit the ability of physicians to refer patients to the Company's facilities. For example, persons enrolled in prepaid health care plans, such as health maintenance organizations ("HMOs"), often are not free to choose where they obtain diagnostic imaging, interventional radiology or radiation oncology services. Rather, the health plan provides these services directly or contracts with providers and requires its enrollees to obtain such services only from such providers. Some insurance companies and self-insured employers also limit such services to contracted providers. Such "closed panel" systems are now common in the managed care environment. Other systems create an economic disincentive for referrals to providers outside of the plan's designated panel of providers. While we and the Affiliated Physicians intend to seek managed care contracts in competition with other providers of similar services, there can be no assurance that either of us will obtain managed care contracts.

RISKS ASSOCIATED WITH BUSINESS STRATEGY

     See information under the heading "Business - Business Strategy" for a description of the Company's proposed business strategy.

     We are not certain we will be able to implement our business strategy successfully. Our Company's ability to implement our business strategy or to maintain or expand our operations or services is dependent upon our ability, together with the Affiliated Physicians, to

         o   attract future referrals from unaffiliated physicians

         o adapt our structure to comply with legal requirements which presently or in the future affect relationships with physicians, including prohibitions on fee-splitting and referrals to facilities in which physicians have a financial interest (see "Risk Factors Related to Government Regulation")

         o obtain regulatory approvals necessary for acquisition of additional equipment or provision of additional services

         o comply with applicable licensing requirements (see "Risk Factors Related to Government Regulation")

         o   expand our facilities

POTENTIAL NEED FOR ADDITIONAL CAPITAL

     We may finance future expansion or replacement facilities by issuing additional stock. If we cannot finance future expansion or acquisitions by issuing new stock, we may be required to use our cash or to borrow. Our growth or ability to replace or acquire new facilities or equipment could be limited and our existing operations impaired if we cannot obtain additional capital by borrowing or issuing additional stock. We cannot assure that we will be able to obtain additional financing or that such financing will be on acceptable terms. As a result, we cannot be certain there we can implement future expansion or acquisition plans successfully.

RISKS RELATING TO ANTITRUST LAWS

     While we will attempt to comply with applicable antitrust laws, governmental authorities may view the Company as being dominant in our market and, therefore, cause us to sell or terminate any particular practice or service and related assets. These laws could also prevent future acquisitions of practices that substantially lessen competition or tend to create a monopoly.

LEVERAGE

     After the offering, our debt will be significant in relation to stockholders' equity. Such debt will account for approximately 66.5% of our total capitalization as of July 1, 1999. See "The Company - Capitalization."

COMPETITION

     The Affiliated Physicians and the company will compete with other local radiology and imaging service providers. We believe that changes in governmental and private reimbursement policies and other factors have increased competition in providing medical services to consumers. We are uncertain whether the Affiliated Physicians and the company will be able to compete effectively in their markets. This inability could materially and adversely affect our business and financial condition. See "Competition."

     Further, all physicians making referrals to us will compete with other similar providers for managed care contracts. We believe that trends toward managed care have resulted, and will continue to result, in increased competition for these contracts. We cannot assure you that we or the Affiliated Physicians will be able to obtain future business from managed care companies on terms which will allow us to compete effectively with similar radiology and imaging service providers. This inability to compete could materially and adversely affect our business and financial condition.

POTENTIAL LIABILITY AND INSURANCE; LEGAL PROCEEDINGS

     Professional malpractice and other similar claims are an inherent risk of providing medical services. Although we intend to structure our relationships with referring physicians in a manner that will not constitute the practice of medicine, we cannot assure you that no claims, suits or complaints of medical malpractice relating to services or products provided by the Affiliated Physicians or other referring physicians will made against us. Because we operate and manage the Imaging Center, professional liability claims may b e made against us. No malpractice or other claims have been made against us. One malpractice claim was filed against Dr. Jackson. This claim went to trial in 1997, resulting in a verdict in favor of Dr. Jackson. In addition to professional malpractice claims, another source of potential liability are claims based upon improper usage or calibration of equipment used in our business. No such claims have been filed against us or any of our predecessor entities.

     The availability and cost of professional liability insurance has been affected by various factors, many of which are beyond the control of the company and the Affiliated Physicians. We cannot assure you that adequate liability insurance will be available in the future at acceptable costs or that the future cost of such insurance will not have a material adverse effect on our business or financial condition.

DEPENDENCE ON INFORMATION SYSTEMS

     In order to manage operations effectively, compete for managed care contracts and achieve standardization and economies of scale, we employ a company-wide computer system. This system includes patient demographic information, registration, transcription and electronic filing, and is integrated with the systems used by the Affiliated Physicians. Our computer system may require modifications or replacements as we expand or as new technology is adopted. These modifications or replacements may require substantial expenditures and may interrupt operations as they are put into effect. We cannot know whether we will be able to operate new computer systems effectively or whether new systems will produce the expected benefits. Our failure to operate and maintain our computer systems successfully could prevent us from efficiently accumulating, storing and managing data and providing billing and other accounting services to the Affiliated Physicians, which could have a material adverse effect on our business and financial condition.

DEPENDENCE ON KEY PERSONNEL

     We believe that we are not dependent upon Dr. Jackson's ability and experience in providing professional services in connection with our operations, managing the company and implementing our business strategy. However, the loss of his services or our inability to attract and retain qualified and capable management and other key personnel could have a material adverse effect on our business and financial condition. We do not maintain key man life or disability insurance with respect to Dr. Jackson.

SHARES ELIGIBLE FOR FUTURE SALE

     The price of our shares could be adversely affected by the sale of substantial amounts of shares following this offering. If the offering is successfully completed, we will have 100 shares of Class A Voting Common Stock and 9,999,000 shares of Class B Non-Voting Common Stock outstanding. These shares will consist of 100 shares of Class A Voting Common Stock issued to Dr. Jackson, our controlling shareholder, 8,999,000 shares of Class B Non-Voting Common Stock issued to (or for the benefit of) Dr. Jackson, and 1,000,000 shares of Class B Non-Voting Common Stock sold in this offering. Of these 1,000,000 shares, _____ are expected to be sold to officers and directors of the Company (other than Dr. Jackson) and _____ are expected to be sold to unaffiliated shareholders. See also "The Company - Description of Common Stock- OWNERSHIP OF SHARES UPON COMPLETION OF OFFERING" and "The Company - Dilution"

     All shares sold in this offering will be freely tradable. Any other shares purchased by "affiliates" of the Company (which includes Dr. Jackson and entities controlled by him) may generally only be sold in compliance with applicable federal and state securities laws. These laws require that shares acquired by affiliates of the Company must either be registered for sale or sold in transactions which are exempt from registration under the Securities Act of 1933. Dr.

Jackson expects to offer and sell shares of Class B Non-Voting Common Stock of the Company owned by him or entities controlled by him from time to time in accordance with the limitations of applicable law, including Rule 144 of the Securities and Exchange Commission.

     See also "The Company - Description of Common Stock- AUTHORIZED AND UNISSUED SHARES; DILUTION."

CONTROL BY CERTAIN SHAREHOLDERS

     Dr. Jackson, the President and a director of the Company, will be the sole owner of all shares of Class A Voting Common Stock. As such, he controls the election of the directors of the Company, and all decisions regarding its operations, facilities and future development will be made solely by Dr. Jackson. See "Management of the Company - Existing and Potential Conflict of Interests."

NO PRIOR MARKET; POSSIBLE VOLATILITY OF STOCK PRICE; LIQUIDITY; POSSIBLE CHARACTERIZATION AS A PENNY STOCK

     There has been no public market for the shares, and we cannot assure you there will be an active public market for the shares after this offering. We determined the initial public offering price of the shares arbitrarily and such price bears no relationship to our assets, earnings, book value, net tangible value or other generally accepted criteria for valuation of investments. The price for the shares may not reflect their market price after this offering. See "Plan of Distribution" for factors considered in determining the initial public offering price. The market price for the shares may decline below the initial market price after the offering is completed. Significant changes in the market price for the shares may occur from time to time. For example, the trading price of the shares could change upwards or downwards in response to variations in our quarterly operating results, general trends in our industry, developments affecting regulation of our industry or reimbursement practices, changes in earnings estimates by securities analysts and other factors affecting our industry or the securities market as a whole.

     The small number of shares available to the public may limit the market in which our shares are traded and your ability to sell your shares to other investors. We intend eventually to list the shares on a national or regional securities exchange or in some other market which will provide easily accessible pricing information. In order to be listed on a securities exchange or other accessible market, our stock must trade at certain volume levels and prices (depending upon the exchange or market). As a result, while we desire to list our shares on a national or regional exchange or other accessible market, we cannot assure that we will be able to satisfy applicable listing criteria.

     In addition, our stock may be a "penny stock" under applicable law and the rules and regulations of the SEC if:

                 > its price is less than $5.00 per share

                 > it is not traded on a national securities exchange or the
                   NASDQ, or

                 > the Company has less that $5,000,000 in net tangible assets,
                   and

                 > has been in business less than three years or

                    > has under $2,000,000 in net tangible assets and has been in business for at least three years, or

                    > has revenues of $6,000,000 for three years.

Although we are not subject to any special reporting requirements because our stock may be a "penny stock", brokers and dealers trading such stocks are subject to special regulation by the SEC. These regulations impose additional sales practice requirements, including the requirement that purchasers of penny stocks be provided specific information regarding investment in penny stocks as described on SEC Schedule 15G and acknowledge receipt of this information. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the shares. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the customer's account.

     If our shares are characterized as a penny stock, your ability to sell them could be severely affected. The regulations relating to penny stocks could limit the ability of broker-dealers to sell our shares and, concurrently, your ability to sell your shares in the secondary market.

RISK FACTORS RELATED TO GOVERNMENT REGULATION

STATE AND FEDERAL FRAUD AND ABUSE, ANTI-KICKBACK AND ANTI-REFERRAL LAWS

     Various federal and state laws regulate the relationships between providers of health care services, physicians and other clinicians. See "Government Regulation and Supervision." These laws include the fraud and abuse provisions of the Social Security Act, which include the federal "anti-kickback" and Stark or anti-referral laws. The "anti-kickback" laws prohibit the offering, payment, solicitation or receipt of any direct or indirect remuneration for the referral of Medicare, Medicaid or other governmental program patients or for the recommending, leasing, arranging, purchasing, ordering or providing of Medicare or Medicaid covered services, items or equipment. Violations of the "anti-kickback" laws may result in substantial civil or criminal penalties for individuals or entities, including large civil monetary penalties and exclusion from participation in Medicare, Medicaid and other governmental programs.

     The Balanced Budget Act of 1997 ("BBA97") contains certain reform provisions relating to Medicare, Medicaid and other governmental programs, that are intended to assist the government in its efforts to enforce the "anti-kickback" laws, including adding a civil money penalty and broadening the scope of circumstances under which mandatory or permissive exclusion from the programs may apply. Such exclusion and penalties, if applied to the Company's facilities, the Affiliated Physicians or unaffiliated physicians, could result in significant loss of reimbursement to the Company or affected individuals and entities. A determination of liability under any such laws could have a material adverse effect on our business or financial condition.

     Certain provisions contained in the Omnibus Budget Reconciliation Act of 1989 ("Stark I") and the Omnibus Budget Reconciliation Act of 1993 ("Stark II"), and subsequent amendments, prohibit physician referrals for certain "designated health services," including radiology services to entities with which a physician or an immediate family member has a financial relationship (collectively, the "Stark Law"). The Stark Law also prohibits entities from presenting or causing to be presented a claim or bill to any individual, third-party payor, or other entity for designated health services furnished under a prohibited referral. A violation of the Stark Law by the Company, an Affiliated Physician or unaffiliated physicians, may result in significant civil penalties, which may include exclusion or suspension of the physician or entity from future participation in the Medicare and Medicaid programs and substantial fines. Maryland law similarly prohibits referrals by a practitioner to an entity in some cases in which the practitioner has a beneficial interest in or a compensation arrangement with the entity. A determination of violation under any such federal or state law by any of these persons or entities could have a material adverse effect on our business or financial condition.

CORPORATE PRACTICE OF MEDICINE; FEE SPLITTING

     The laws of many states, including Maryland, prohibit business corporations, such as the Company, from exercising control over the medical judgments or decisions of physicians and from engaging in certain financial arrangements, such as fee- splitting, with physicians. These laws and their interpretations vary from state to state and are enforced by both the courts and regulatory authorities, each with broad discretion. In the state of Maryland there is no explicit prohibition against sharing fees with non-physicians, as such, or against the corporate practice of medicine, but there are laws prohibiting payments for bringing or referring a patient, and prohibiting referrals by a practitioner to a health care entity in which the practitioner directly or indirectly owns a beneficial interest or has a compensation arrangement, subject to certain exceptions. (See also the discussion above of medicare and medicaid fraud and abuse.) WHILE THE COMPANY BELIEVES THAT THE USE OF ITS SERVICES BY THE AFFILIATED PHYSICIANS WILL NOT VIOLATE THESE LAWS, THERE ARE LEGAL ISSUES ASSOCIATED WITH THE OWNERSHIP OF SHARES IN THE COMPANY BY PHYSICIANS WHO REFER PATIENTS TO THE AFFILIATED PHYSICIANS. THESE PHYSICIANS SHOULD OBTAIN LEGAL ADVICE ON THAT SUBJECT BEFORE PURCHASING THE COMPANY'S STOCK.

     We cannot represent whether regulatory authorities or other parties will assert that the Company is engaged in the corporate practice of medicine or that the payment of service fees to the Company by the Affiliated Physicians constitutes fee-splitting or prohibited payment for referrals. If such a claim was successfully asserted, the Company could be subject to civil and criminal penalties and could be required to restructure or terminate its contractual arrangements. Such results or the inability of the Company to successfully restructure its relationships to comply with such statutes could have a material adverse effect on our business or financial condition.

LICENSING AND CERTIFICATION LAWS

     The ownership, construction, operation, expansion and acquisition of facilities similar to the Imaging Center are subject to various federal and state laws, regulations and approvals concerning the licensing of facilities, personnel, certificates of need and other required certificates for certain types of health care facilities and major medical equipment. While the Imaging Center does not require a certificate of need, Maryland law requires a license to operate certain freestanding ambulatory care facilities, including freestanding facilities operating major medical equipment. "Major medical equipment" includes the following equipment which we use in our business: computed tomography (CT) scanners and magnetic resonance imagers (MRI).

COMPLIANCE

     While we intend to operate in compliance with applicable federal and state laws, our current and anticipated business operations have not been reviewed or audited by any judicial or regulatory agency for compliance with such requirements. A review of our business by courts or regulatory authorities could result in determinations adversely affecting our operations. In addition, the health care regulatory environment could change in a manner which restricts our operations. Maryland law may require us to modify our operational structure in order to continue or expand our operations within Maryland. Any limitation on our ability to expand or offer additional services could have a material adverse effect on our business or financial condition.

REFORM INITIATIVES; INCREASED ENFORCEMENT

     In addition to existing government health care regulations, there have been numerous initiatives at the federal and state levels for comprehensive reforms affecting the payment for and availability of health care services. We believe that such initiatives will continue for the foreseeable future. Certain of these reforms proposed in the past, such as further reductions in Medicare and Medicaid payments, if adopted, could materially and adversely affect our business or financial condition.

     Federal regulatory and law enforcement authorities have recently increased enforcement activities with respect to Medicare and Medicaid fraud and abuse regulations and other reimbursement laws and rules, including laws and regulations that govern our activities and the activity of referring physicians. In the future, we may be investigated, claims may be made against us or increased enforcement activities may directly or indirectly adversely affect our business or financial condition or the market price of our shares.

INSURANCE LAWS AND REGULATIONS

     Certain states have enacted statutes or adopted regulations affecting risk assumption in the health care industry, including statutes and regulations that subject any physician or physician network engaged in risk-based contracting to applicable insurance laws and regulations. These laws and regulations may include minimum capital requirements and other safety and soundness requirements. Maryland insurance law has been interpreted to impose similar requirements. In the event we undertake risk-based contracts, failure to comply with these statutes and regulations could materially adversely affect our business or financial condition. In addition, additional regulations or compliance requirements could result in substantial costs to the Company. However, we do not intend at this time to enter into capitation arrangements or risk-based contracts which would subject us to regulation as an insurer.

REIMBURSEMENT TRENDS AND COST CONTAINMENT

     We will derive our revenues from service fees paid to the Company by the Affiliated Physicians or by referrals from unaffiliated physicians or practices, and through our ownership, operation and management of the Imaging Center. Substantially all of the revenue of the Affiliated Physicians and the Imaging Center is currently derived from government sponsored health care programs (principally, Medicare and Medicaid) and private third-party payors. During the 12-month period ended December 31, 1998, combined medical service revenues of the Affiliated Physicians and The Imaging Center was derived from the following sources in the approximate proportions:

       government approved health care programs                   25.16%
       private third-party payors                                  65.3%
       self-pay                                                    9.5%.

     The health care industry is experiencing a trend toward cost containment as government and private third-party payors seek to impose lower reimbursement and utilization rates and negotiate reduced payment schedules with service providers. We believe that these trends will continue to result in a reduction from historical levels in per-patient service fees and that the results of our operations are likely to continue to be affected by lower reimbursement levels. Further reductions in payments or other changes in reimbursement for health care services could have a material adverse effect on our business or financial condition unless we are otherwise able to offset such payment reductions.

     Rates paid by private third-party payors are based on established physician and hospital charges and are generally higher than Medicare reimbursement rates. Any decrease in the relative number of patients covered by private insurance could materially adversely affect our business or financial condition.

     The federal government has implemented, through the Medicare program, a resource-based relative value scale ("RBRVS") payment methodology for physician services. The RBRVS is a fee schedule that, except for certain geographical and other adjustments, pays similarly-situated physicians the same amount for the same services. The RBRVS is adjusted each year and may increase or decrease at the discretion of Congress. To date, the implementation of the RBRVS has reduced payment rates for certain of the procedures historically provided by the Affiliated Physicians. BBA 97 provides for reductions in the rate of growth of payments for physician services, including services historically provided by the Affiliated Physicians, in the amount of $5.3 billion over a five-year period ending in 2002. In addition, BBA 97 mandates a resource-based methodology for payment of physician practice expenses over a four-year period beginning in fiscal year 1999. THIS METHODOLOGY IS EXPECTED TO REDUCE PAYMENTS FOR SERVICES HISTORICALLY PROVIDED BY THE AFFILIATED PHYSICIANS.

     Most radiology services provided to medicare patients have been reimbursed under a separate radiology relative value system for a number of years. The radiology relative value system has been integrated into RBRVS, but has been "rescaled," to be consistent with RBRVS. Some components of reimbursement for portable x-ray services (for the transport and set-up of equipment) continue to be reimbursed separately from the professional and technical components. Regulations were adopted in 1996 to limit separate payment for transportation of diagnostic equipment in most circumstances to certain approved suppliers.

     RBRVS-type payment systems also have been adopted by certain private third-party payors and the Company believes that it is likely that other private third-party payors will adopt this payment methodology in the future. Wider-spread implementation of these programs could reduce payments by private third-party payors and could indirectly reduce our operating margins to the extent that the costs of providing administrative, technical and non-medical services related to such procedures could not be proportionately reduced. These cost reduction efforts by governmental or private third-party payors may materially adversely affect our business or financial condition. See "Risk Factors Related to Government Regulation and Supervision."

     Private third-party payors and Medicare and Medicaid have increased their use of managed care as a means of cost containment. Increasingly, private third-party payors negotiate discounts from established physician and hospital charges or require capitation or other risk sharing arrangements as a condition of patient referral to physician groups such as the Affiliated Physicians. BBA 97 also includes provisions designed to increase the enrollment of Medicare and Medicaid participants in managed care programs. Our inability to negotiate satisfactory arrangements with managed care companies could materially adversely affect our business or financial condition.

RISKS ASSOCIATED WITH MANAGED CARE CONTRACTS AND CAPITATED FEE
ARRANGEMENTS

     During the 12-month period ended December 31, 1998, 99% of the combined medical service revenues of the Affiliated Physicians and The Imaging Center was derived from payments made on a fee-for-service basis by patients and third-party payors (including government programs) and less than 1% of such combined medical service revenues was derived from capitated arrangements. During 1997, approximately 15% of combined medical service revenues was derived from capitated arrangements. Under capitated or other risk-sharing arrangements, the health care provider typically is paid a pre-determined amount per-patient per-month from the payor in exchange for providing all necessary covered services to patients covered under the arrangement. Such contracts pass much of the financial risk of providing care, including the risk of over-utilization, from the payor to the provider.

     Risk-sharing arrangements result in greater predictability of revenue but greater unpredictability of expenses and, consequently, profitability. We offer no assurance that the Company or the Affiliated Physicians will be able to negotiate satisfactory arrangements on a capitated or other risk-sharing basis. To the extent that patients or enrollees covered by such contracts require more frequent or extensive care than is anticipated, we would incur unanticipated costs not offset by additional revenue, which would reduce operating margins. In the worst case, the revenue derived from such contracts may be insufficient to cover the costs of the services provided. Any such reduction or elimination of earnings could materially adversely affect our business or financial condition.

     We currently have no capitated or other risk-sharing arrangements and do not intend to enter into any such arrangements in the future.

     Various quality assurance programs and organizations have been created to scrutinize managed care organizations and their providers. In response to these programs, managed care organizations and providers have developed their own quality assurance programs to address a variety of areas, including patient access to services, patient satisfaction, outcomes and performance measures and utilization of services. These quality assurance measures involve various costs associated with their implementation and operation and depend, in part, upon the sophistication and compatibility of existing systems and operations of the Affiliated Physicians and the Company, and their ability to integrate those systems and operations. The Company's or Affiliated Physicians' inability to develop strong quality assurance measures could place them at a competitive disadvantage and have a material adverse effect on our business or financial condition.

                                    DILUTION

     As of July 1, 1999, and prior to the Offering of the shares of Class B Non-Voting Common Stock under this Prospectus, the Company had a net tangible book value of $180,000 or $.02 per share of the 100 authorized and issued shares of Class A Voting Common Stock and the 8,999,000 authorized and issued shares of Class B Non-Voting Common Stock. For purposes of this discussion, "net tangible book value" means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities and is based upon the forecasted balance sheets of the Company as of June 30, 1999, contained in Appendix B. After giving effect to the sale of the shares offered by this Prospectus and the application of the proceeds from such sale, the net tangible book value per share of all authorized and issued shares of Class A Voting Common Stock and Class B Non-Voting Common Stock as of July 1, 1999, would have been $.218, representing an immediate increase of $.198 per share to stockholders and an immediate dilution of $1.782 per share to persons purchasing the shares offered by this Prospectus at the offering price (the "New Investors"). The following table illustrates the per share dilution:

Offering price per share                                                                         $  2.00
     Net tangible book value per share before Offering                             $ .020
     Increase per share attributable to payments by New Investors*                 $ .198
Pro forma net tangible book value per share after Offering                                       $ .2180
Dilution to Investors                                                                           $ 1.7820
* Before payment of fees and expenses of offering.


     The following table sets forth as of July 1, 1999, the number of shares of Class B Non-Voting Common Stock purchased from the Company, the total consideration received by the Company and the average price per share paid to the Company by existing shareholders and by the New Investors purchasing shares pursuant to this prospectus.

------------------------------------------ -------------------------- ------------------------- ------------
                                               SHARES PURCHASED         TOTAL CONSIDERATION       AVERAGE
                                                                                                 PRICE PER
                                                                                                   SHARE
------------------------------------------ ------------ ------------- ------------- ----------- ------------
                                             NUMBER       PERCENT        AMOUNT      PERCENT
------------------------------------------ ------------ ------------- ------------- ----------- ------------
Existing Shareholders                        8,999,000      90%          $ 179,980       8.26%    $  0.02
------------------------------------------ ------------ ------------- ------------- ----------- ------------
New Investors                                1,000,000      10%          2,000,000      91.74     $  2.00
------------------------------------------ ------------ ------------- ------------- ----------- ------------
     Total                                   9,999,000     100.0%       $2,179,980     100.00%
------------------------------------------ ------------ ------------- ------------- ----------- ------------

     After completion of this Offering, the Company will have 900 unissued shares of Class A Voting Common Stock and no unissued shares of Class B Non-Voting Common Stock available for future issue and sale (assuming that all shares offered under this prospectus are purchased). While the Company presently has no plans to issue additional shares of its common stock, it may in the future offer additional shares of its common stock in either private placements or public offerings for cash, property or other consideration or as a dividend or in the form of a stock split. Any such offer of additional shares would require an amendment to our Articles of Incorporation. The offer and sale of additional shares of our common stock may result in a dilution of the public offering price of the shares offered under this Prospectus or a decrease in the net tangible book value of shares, depending upon the offering price or consideration received for such shares.

                              PLAN OF DISTRIBUTION

     We are selling the shares on a "best efforts" basis on behalf of the Company by our President or other Company officers, who will receive no commission or other compensation for these sales. Since there is no underwriting agreement with any licensed broker dealer, the success of the offering will depend upon the efforts of our President or other Company officers who may be engaged in selling the shares.

     The shares will be offered in minimum lots of 100 shares, subject to a maximum of 1,000 shares for each investor in order to maximize the number of shareholders and satisfy requirements for listing upon a securities exchange or other listing service. We may, however, waive the maximum limit.

     The Offering will commence upon the date of this prospectus and will continue until ________, 2000 (the first anniversary of the commencement of this offering), unless we terminate it sooner or extend it in our sole discretion. This offering is contingent upon acceptance of subscriptions for at least 200,000 shares by such date. Until at least that many shares have been subscribed, all funds tendered by prospective investors will be deposited and held in a non-interest bearing escrow account with F&M Bank, Cumberland, Maryland. If subscriptions to purchase at least 200,000 shares have not been accepted by ________, 2000, the Company will terminate the Offering and all funds tendered by prospective investors will be returned without accrued interest and all subscriptions received will be cancelled. If at least 200,000 shares are sold by or before that date, the Company may conduct an interim closing and, at its option, may attempt to sell the remaining unsold shares by ________, 2000. The Company reserves the right to withdraw or amend this Offering before it accepts any subscriptions. We also reserve the right to reject any subscription in whole or in part.

                           USE OF PROCEEDS OF OFFERING

SOURCES AND USES OF PROCEEDS OF OFFERING

     All of the Class B Shares offered by the Company under this Prospectus will be sold to the public at the price of $2.00 per share. The net cash proceeds from the sale of Class B Shares offered to the public are described in the following table.

------------------------- ---------------- ------------ ---------------------
                             NUMBER OF      PRICE TO    PROCEEDS TO COMPANY
                            SHARES SOLD      PUBLIC           (1) (2)
------------------------- ---------------- ------------ ---------------------
Per Share................            1        $2.00              $2.00
------------------------- ---------------- ------------ ---------------------
Minimum Offering.........      200,000        $2.00           $400,000
------------------------- ---------------- ------------ ---------------------
Maximum Offering.........    1,000,000        $2.00         $2,000,000
------------------------- ---------------- ------------ ---------------------

(1) No commissions or other compensation will be paid in connection with the offer or sale of the Shares. See "Plan of Distribution."
(2) Before deducting costs and expenses of offering to be paid by the Company. See "Costs and Expenses of Offering" below.

     The amounts to be received by the Company from the sale of the shares under this Prospectus (assuming all of the offered shares are sold) are summarized as follows:

                                            TYPE OF        NUMBER OF    PRICE PER         TOTAL
              PURCHASERS                 CONSIDERATION      SHARES        SHARE       CONSIDERATION
Officers, Directors and Affiliates            Cash               (1)      $2.00          $___________
Unaffiliated Shareholders                     Cash                        $2.00
TOTAL                                                                                    $___________

(1) Officers, directors and affiliates have not determined whether they will purchase any of the shares.

     The Company plans to use approximately $207,700 of the net proceeds of the Offering to pay certain costs of acquiring new mammography equipment, organizational costs and to provide working capital.

COSTS AND EXPENSES OF OFFERING

     The costs and expenses of the Offering are set forth in the following table:

                     DESCRIPTION                                AMOUNT
Commissions and Fees                                         $          0
Legal, Accounting and Professional Fees
Copying, Printing, Advertising
Other
     TOTAL                                                   $___________


                                   THE COMPANY

GENERAL

     The Company was incorporated in May 1999 to provide technical radiology and imaging services primarily to the Affiliated Physicians and commenced operations on July 1, 1999. The Company will manage and operate radiology and imaging equipment at the facility of the Affiliated Physicians located at 715 Williams Street in Cumberland, Maryland. The Company will derive substantially all of its revenue from the technical component of service fees paid by patients or their insurance companies or medical service providers for professional and technical radiology and imaging services provided by the Company and the Affiliated Physicians. The Affiliated Physicians will retain the professional component of such fees, as determined by agreement between the Company and Affiliated Physicians. See "Business - Description of Agreement Between Company and Affiliated Physicians." The Company has not conducted any significant operations prior to this Offering.

     The Company will lease its radiology and imaging equipment from Value Healthcare, Inc., Imaging Associates of Cumberland, Inc. and General Electric Medical Systems. The Company will rent space for its equipment and operations in a building located at 715 Williams Street, Cumberland, Maryland, known as "The Imaging Center", which is owned by Imaging Associates of Cumberland, Inc., a Maryland corporation. Value Healthcare, Inc. and Imaging Associates of Cumberland, Inc. are controlled by Dr. Jackson, the controlling shareholder, President and a director of the Company. See "Business - Current Debt; Future Capital Requirements - TERMS OF EQUIPMENT LEASES; TERMS OF BUILDING LEASE" for a discussion of the terms of such leases.

CAPITALIZATION

     The following table sets forth the capitalization of the Company as of July 1, 1999, and as adjusted to reflect the issuance and sale of the shares offered hereby and the application of the net proceeds thereof.


                                                                  JULY 1, 1999
                                                          ACTUAL              AS ADJUSTED
Short-term debt:
  Short-term debt
  Current portion of long-term debt and capital
  lease obligations                                      $ 577,857             $ 577,857
  Total short-term debt                                    577,857               577,857
Long-term debt and capital lease obligations (net
of current maturities)*                                  3,747,676             3,747,676
  Shares                                                   180,000             2,180,000
  Additional paid-in capital
  Retained earnings (deficit)                                    0                     0
  Total Stockholders' equity (deficit)                     180,000             2,180,000
Total Capitalization                                    $4,505,533            $6,505,533
Number of Shares authorized:  10,000,000.

* Reflects leases entered into as of July 1, 1999.

FINANCIAL STATEMENTS

     Attached as Appendix A are PRO FORMA financial statements of the Company for calendar year 1998 and interim six month statements for the period January 1, 1999 through June 30, 1999, which were prepared based upon historical financial information provided by the Affiliated Physicians. The various items of expense, income and other items have been retroactively allocated between the Company and the Affiliated Physicians in a manner which the Company believes accurately reflects the information for the periods indicated had the present business arrangements between the Company and the Affiliated Physicians existed for such periods.

     Attached as Appendix B are forecasted financial statements for the current and next two fiscal years of the Company, which are based upon the PRO FORMA statements described in the preceding paragraph. Such financial projections constitute forward-looking statements which represent our current estimate of future performance, but which should not be considered a guaranty of future performance or operating results. Actual events or results may differ materially from those discussed in such forward-looking statements as a result of various factors, including, without limitation, general economic conditions, changes in policies and practices of insurance companies, medical service providers and other third-party payors for professional and technical services provided by the Company and the Affiliated Physicians, and other factors discussed under the heading "Risk Factors" below and elsewhere in this Prospectus.

LIMITATIONS ON LIABILITY OF OFFICERS AND DIRECTORS

     Our Articles of Incorporation provide for mandatory indemnification of the officers and directors of the Company to the fullest extent permitted by Maryland law, including some instances in which indemnification is otherwise discretionary under Maryland law. The Articles of Incorporation contain provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty as directors other than for acts or omissions which involve intentional misconduct or a knowing violation of law, payment of unlawful distributions, or for any transaction from which the director derived an improper personal benefit. The Company believes that these provisions are essential to attracting and retaining qualified persons as directors.

     There is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, and the Company is not aware of any threatened litigation that may result in claims for indemnification by any officer or director.

INVESTOR SUITABILITY

     AN INVESTMENT IN THE COMPANY BY PURCHASE OF THE SHARES INVOLVES A HIGH DEGREE OF RISK SUITABLE ONLY FOR PERSONS WHO HAVE NO NEED FOR LIQUIDITY IN THEIR INVESTMENT AND WHO REALIZE THERE IS A RISK OF LOSS OF THEIR ENTIRE INVESTMENT. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX AND FINANCIAL COUNSEL BEFORE INVESTING IN THE COMPANY. IN ADDITION TO THE GENERAL INVESTMENT RISKS DESCRIBED THROUGHOUT THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE RISK FACTORS DESCRIBED IN THIS PROSPECTUS. THIS SUMMARY DOES NOT PURPORT TO BE A FULL DISCUSSION OF THE RISKS INVOLVED IN AN INVESTMENT IN THE COMPANY.

DIVIDEND POLICY

     As a newly formed corporation, the Company has never declared or paid dividends on its Common Stock. The Company expects that future earnings, if any, will be retained to finance the growth and development of our business and, accordingly, does not intend to declare or pay any dividends on the Common Stock for the foreseeable future. The declaration, payment and amount of dividends, if any, will be subject to the discretion of our Board of Directors and will depend upon the future earnings, results of operations, financial condition and capital requirements of the Company, among other factors. Credit Facilities with our lenders may in the future prohibit the Company from paying or restrict its ability to pay dividends while amounts are outstanding under such facilities.

                                    BUSINESS
GENERAL

     The Company was incorporated in May 1999 to provide technical radiology and imaging services primarily to the Affiliated Physicians. The Company will manage and operate leased radiology and imaging equipment at the facility it leases from Imaging Associates of Cumberland, Inc., a corporation controlled by Dr. Jackson located at 715 Williams Street in Cumberland, Maryland. The Company commenced operations on July 1, 1999, and will derive substantially all of its revenue from the technical component of service fees paid by patients or their insurance companies or medical service providers for professional and technical radiology and imaging services provided by the Company and the Affiliated Physicians. The Affiliated Physicians will retain the professional component of such fees. The Company has not conducted any significant operations prior to this Offering.

     The Company will provide technical services primarily to the Affiliated Physicians in their diagnostic and treatment practices, including x-ray and fluoroscopy, magnetic resonance imaging, computed tomography, mammography, ultrasound, and nuclear medicine. Patients in need of such services are typically referred to a diagnosing or treating physician by other referring physicians or medical service providers or, on occasion, by means of a patient's self referral. The Company will provide the technical component of such services provided by a diagnosing or treating physician using our facilities and equipment, such as, for example, an x-ray or an image produced by ultrasound, magnetic resonance imaging or other like means. Such images will then be analyzed by the diagnosing physician and a report prepared by the physician for use by other physicians or medical facilities. The Company will also provide certain treatment of hyperthyroidism, drainage of cysts and abscesses, or biopsies of various organs under the supervision of a physician in connection with its imaging services.

     The fees for such diagnostic, imaging or treatment services are generally divided into two components, a professional component (to compensate for diagnostic, treatment or supervisory services provided by a physician) and a technical component, representing the cost of facilities, equipment and nonprofessional personnel used in such procedures. See "Industry Background - Market Overview." The Company has established a schedule of its fees for such technical services, which schedule is based upon the Medicare physician's fee schedule, which is adjusted for local economic conditions on an annual basis. These technical service fees may be modified from time to time as necessary to reflect the cost of new or replacement equipment, changes in reimbursement payments from insurers or medical care providers, or other changes in economic circumstances or requirements of law.

     DESCRIPTION OF AGREEMENT BETWEEN COMPANY AND AFFILIATED PHYSICIANS. Initially, billing and collections for all services will be performed by the Affiliated Physicians, including global, professional, and technical components. At least seventy per cent ( 70% ) of all collections will be paid to The Imaging Center, Inc., as the technical component for services performed. Payments will be made within 30 days after collections occur. Contracts with other entities may be initiated by The Imaging Center, Inc., but no other agreements exist at the time of this offering.

     The Company expects that approximately 99% of its business will be generated by the Affiliated Physicians. Our facilities will also be available to provide the same technical services to other diagnosing or treating physicians within its market area under the same or a similar fee arrangement, but usage of these facilities by such physicians is expected to be minimal.

     Our purpose is to provide technical radiology and imaging services primarily to the Affiliated Physicians; in addition, such services may also be provided to unaffiliated physician practice groups using our services, but this is expected to be minimal. Our business strategy is to emphasize quality service and maintain operating efficiencies.

     The Company was incorporated under the laws of Maryland in May 1999, commenced operations on July 1, 1999, and has not conducted any significant operations prior to this Offering. The Company leases the facilities it occupies and its radiology and imaging equipment from Value Healthcare, Inc., Imaging Associates of Cumberland, Inc. and General Electric Medical Systems. The Company expects to provide technical radiology and imaging services in a manner and to the extent such services were previously provided at The Imaging Center, a facility providing substantially identical services for the Affiliated Physicians prior to the formation of the Company.

MARKET AREA - CUMBERLAND, MARYLAND, AND VICINITY

     The Company expects to provide its technical services to patients located in the city of Cumberland and Allegany County, and parts of Garrett and Washington Counties in western Maryland, as well as parts of Mineral, Hampshire and Grant Counties, West Virginia, and parts of Bedford and Somerset Counties, Pennsylvania, who are referred to the Affiliated Physicians primarily by physicians, physician practice groups or medical service providers. The Company does not expect to significantly expand its existing market area in the future.

MARKETING

     The Company does not use extensive marketing programs to publicize its services. The experience of our predecessors with mass marketing efforts indicated that such programs were not very successful. Accordingly, the Company has no plans to undertake any mass marketing or similar advertising programs.

OPERATING HISTORY; PREDECESSOR ENTITIES

     The Company has no significant operating history, since it was incorporated in May 1999, and commenced operations on July 1, 1999. The Company leases certain of its radiology and imaging equipment from Value Healthcare, Inc. and Imaging Associates of Cumberland, Inc., companies controlled by Dr. Jackson, the controlling stockholder of the Company, and from General Electric Medical Services. The building in which our equipment and facilities are located is leased from Imaging Associates of Cumberland, Inc., a corporation controlled by Dr. Jackson. The building, facilities and equipment currently used by the Company are substantially identical to the facilities and equipment previously operated under the trade name of "The Imaging Center" at the same location. See "Business - Current Debt; Future Capital Requirements - TERMS OF EQUIPMENT LEASES; TERMS OF BUILDING LEASE" for a discussion of the terms of such leases.

     For a description of the facilities and operations of our predecessor entities, see "Affiliated Physicians" below.

     PRO FORMA FINANCIAL STATEMENTS. Attached as Appendix A are PRO FORMA historical financial statements of the Company for calendar year 1998, which were prepared based upon historical financial information provided by the Affiliated Physicians. Attached as Appendix B are PRO FORMA financial projections for the current and next three fiscal years of the Company, which are based upon the PRO FORMA statements described in the preceding sentence. The various items of expense, income and other items described in Appendix A have been retroactively allocated between the Company and the Affiliated Physicians in a manner which the Company believes accurately reflects the information for the periods indicated had the present business arrangements between the Company and the Affiliated Physicians existed for such periods. See the additional information and disclaimers under the headings: "The Company - Financial Statements."

CONTRACTS AND RELATIONSHIPS WITH INSURANCE COMPANIES, HMO'S AND OTHER PAYORS

     Most of our business is dependent on contracts with third-party payors (including Medicare and Blue Cross/Blue Shield) and provider networks. The contracting provider in most cases is F. Daniel Jackson, M.D., P.A. Many of these contracts have one-year terms and are renewed automatically unless terminated by one of the parties. The following is a list of the major contracts with third-party payors, with a summary of the contract term and termination provisions for each (other than terminations for cause):

                  PAYOR/NETWORK                                 TERM                        TERMINATION
Allegany County Health Dept. (early detection of    1 year (subject to renewal    14 days' notice
breast and cervical cancer for low-income women)    up to 5 times)
America's Health Plan, Inc.                                                       90 days' notice prior to end of
                                                                                  term


                                       18

Anthem Health Plan of West Virginia, Inc.,          1 year (renewed annually)     90 days' written notice
(PrimeONE)
Blue Cross Blue Shield of Maryland                  1 year (renewed annually)     60 days' written notice
Comprehensive Health Services, Inc. (disability     N/A                           N/A
reviews for US Railroad Retirement Board)
CIGNA Health Care Mid-Atlantic, Inc.                Year to Year                  60 days' written notice
CIGNA Healthplan Mid-Atlantic, Inc.                 1 year (renewed annually)     90 days' written notice
Cardio Metrix (disability reviews for US Railroad   N/A                           N/A
Retirement Board)
Potomac Physicians, P.A.                            1 year (renewed annually)     90 days' written notice
CHAMPUS                                             N/A                           N/A
CHIR/CHMC Valley Community Healthcare Network       1 year (renewed annually)     60 days' notice prior to
                                                                                  expiration of term
Beverly Enterprises - Maryland, Inc.                1 year (renewable by          30 days' written notice
                                                    agreement)
Garrett County Local Health Dept. (early            1 year (subject to renewal    14 days' written notice
detection of breast and cervical cancer for         up to 4 times)
low-income women)
Health Care and Retirement Corporation of America   1 year (renewed annually)     30 days' written notice
Physicians Health Plan of Maryland, Inc.            1 year (renewed annually)     90 days' written notice
Medicaid                                            Open-ended                    30 days' written notice
Comprehensive Medical Imaging, Inc.                 1 year                        90 days' written notice
Med-Eval, Inc.                                      2 years (renewed              90 days' written notice
                                                    automatically for one-year
                                                    terms)
Medicare                                            1 year (renewed annually)     By provider by end of term; by
                                                                                  Medicare after notice and
                                                                                  opportunity for hearing (for
                                                                                  breach of agreement only)
Midatlantic Cardiovascular Associates, P.A.         1 year                        90 days' written notice
Network Medical Services, Inc.                      6/1/98 - 12/31/2001           90 days' written notice prior
                                                    (thereafter renewed           to expiration of term
                                                    annually)
Primary One, Inc.                                   1 year (renewed annually)     90 days' written notice
United Health Care of the Mid-Atlantic, Inc.        1 year (renewed annually)     90 days' written notice (60
                                                                                  days for Virginia)
West Virginia Workers' Compensation Division        N/A                           N/A
West Virginia Medicaid                              N/A                           30 days' written notice

CURRENT DEBT; FUTURE CAPITAL REQUIREMENTS

     Most of our facilities and equipment are leased or financed under arrangements with the sellers of equipment or with Imaging Associates of Cumberland, Inc. and Value Healthcare, Inc., both of which are controlled by Dr. Jackson. See "Management of the Company - Existing and

Potential Conflict of Interests". Current lease and financing arrangements for the building occupied by us and our major equipment are described in the following table.

                                             FINANCING/LEASING
      DESCRIPTION                                  TERMS                                    LENDER/LESSOR
Mammography Machine       To be paid from net proceeds of Offering. (1)            Not Applicable

MRI Machine               5 year term. Monthly lease payments are $ 34,622.70      General Electric Medical Systems
                          for 12 months, then $ 46,020.45 for months 13 through
                          60. A buyout provision is available after 57 months
                          for $ 778,730.00.

Trailer for MRI           5 year term. Monthly lease payments will be $            General Electric Medical Systems
Equipment                 5,665.80, which includes service the first year.  A
                          service contract will be signed for years 2 through 5,
                          is estimated to cost about $20,000.00 per year.

Nuclear                   5 year term. Monthly lease payments                      General Electric Medical Systems
Medicine Machine          are $ 9,910.95 for  12 months, then $ 14,635.95
                          for months 13 through 60. A buyout provision is
                          available after 57 months for $161,126.00.

Treadmill and Cardiac     None (2)                                                 Not Applicable
Monitoring System

Building, 715 Williams    5 year term with right to renew for an additional 5      Imaging Associates
of Street, Cumberland,    years. Monthly lease payments are $5,835 per month for   Cumberland, Inc.
MD                        the first 5 year term and $7,440 for any renewal term.

Ultrasound, Tomography,   5 year term, subject to renegotiation by mutual          Imaging Associates of
Fluoroscopy and X-Ray     consent at any time (but no more than once each year).   Cumberland, Inc.
Equipment                 Monthly lease payments are $8,175 per month.
GE Synergy CT Machine     5 year term. Monthly lease payments are $14,500 per      Value Healthcare, Inc.
and Medrad CT Injector    month.

 NOTES:
 1. Expected to cost approximately $207,720.
 2. Original cost was $23,300.


     FINANCING ON CERTAIN LEASED EQUIPMENT. There is no debt owed upon any of the equipment and property leased from Imaging Associates of Cumberland, Inc. and Value Healthcare, Inc. However, such equipment and property, together with other property owned by related or affiliated companies, is pledged to The American Trust Bank as security for a debt of approximately $1,400,000 to that bank. Rents under the leases with such companies was calculated as a monthly amount sufficient to pay the original purchase price of such property over a term of five years (in the case of equipment) or ten years (in the case of the building), plus any taxes on such property.

     TERMS OF EQUIPMENT LEASES. The equipment leases with Imaging Associates of Cumberland, Inc. and Value Healthcare, Inc. require the Company to pledge all collectible accounts receivable as security for full payment of rent throughout the term of the lease. These leases require the Company to comply with and conform to all national, state, municipal, police and other laws, ordinances and regulations in any way relating to the possession, use or maintenance of the leased equipment. The lessors disclaim any warranties regarding such equipment, express or implied. The Company is obligated to maintain the leased equipment in good repair, condition and working order at its own cost and to bear the risk of any loss or damage to the equipment, repairing or replacing the same upon loss or damage. The Company is required under the leases to maintain insurance against loss of and damage to the Equipment for not less than its full replacement value and combined public liability and property damage insurance with limits as approved by the lessor, in both cases naming the lessor as loss payee. The leases require the Company to keep the equipment free and clear of all levies, liens and encumbrances, paying when due all license and registration fees, assessments and taxes arising from the use or operation of the Equipment. The Company shall indemnify the lessor against, and hold lessor harmless from, any and all claims, actions, suits, proceedings, costs, expenses, damages and liabilities, including reasonable attorney's fees and costs, arising out of, connected with, or resulting from our use of the leased equipment.

     TERMS OF BUILDING LEASE. The leased premises may be used and occupied by the Company for any lawful purpose which complies with applicable zoning ordinances. Except for assignment to related entities or a purchaser of substantially all our assets, the Company shall not sublease all or any part of the leased premises, or assign the lease in whole or in part without lessor's consent. The Company shall make, at its expense, all necessary repairs to the leased premises and such repairs, additions, improvements and replacements of and to all or any part of the Leased premises from time to time as the Company may deem desirable. The lessor shall pay all general real estate taxes and special assessments coming due during the lease term and all personal property taxes with respect to lessor's personal property, if any, on the leased premises. The Company is responsible for paying all personal property taxes with respect to its personal property at the leased premises.

     If the leased premises or any other part of the building is damaged by fire or other casualty resulting from any act or negligence of the Company or any of our agents, employees or invitees, rent shall not be diminished or abated while such damages are under repair, and the Company shall be responsible for the costs of repair not covered by insurance. The Company shall maintain fire and extended coverage insurance on the building and the leased premises in such amounts as approved by lessor. The Company is responsible, at its expense, for fire and extended coverage insurance on all of its personal property, including removable trade fixtures, located in the Leased premises. The Company shall, at its own expense, maintain a policy or policies of comprehensive general liability insurance with respect to the activities in the building, such insurance to afford minimum protection of not less than $1,000,000 combined single limit coverage of bodily injury, property damage or combination thereof. The lessor shall be listed as an additional insured on our policy or policies of comprehensive general liability insurance.

     The Company shall pay all charges for water, sewer, gas, electricity, telephone and other services and utilities used by the Company on the leased premises during the term of the lease.

     The Company will comply with the rules of the building adopted and altered by lessor from time to time.

     If all or any part of the leased premises is damaged by fire, casualty or structural defects such that it cannot be used for our purposes, the Company shall have the responsibility to repair the damage promptly, at its expense. The Company shall not be relieved from paying rent and other charges during any portion of the lease term during which the leased premises are inoperable or unfit for occupancy, or use, in whole or in part, for our purposes.

     The lease is subject and subordinate to any mortgage, deed of trust or other lien presently existing or hereafter arising upon the leased premises, or upon the building and to any renewals, refinancing and extensions thereof. The lessor has full power and authority to subordinate the lease to any mortgage, deed of trust or other lien now existing or hereafter placed upon the leased premises or the building

     See "The Company - Capitalization" for a description of aggregate debt and capital lease obligations of the Company.

     The ability of the Company to acquire or lease new or replacement equipment in the future is dependent upon the availability of financing on reasonable terms. See "Risk Factors - Potential Need for Additional Capital."

BUSINESS STRATEGY

     Our purpose is to provide technical radiology and imaging services to the Affiliated Physicians and to unaffiliated physicians and practices using our services. Our primary business strategy is to emphasize quality service, making patient service and referring physician satisfaction a key element of its strategy, and to maintain operating efficiencies that will enable the Affiliated Physicians and any unaffiliated referring physicians to enhance quality of care, increase revenue and more effectively control costs.

POSSIBLE FUTURE EXPANSION OF FACILITIES

     The Affiliated Physicians and the Company are investigating the feasibility of expanding the facilities currently occupied and services offered by them, including the construction of a larger building. Any such expansion is dependent upon the growth of the Company's and Affiliated Physicians' business sufficient to justify the proposed expansion.

INFORMATION MANAGEMENT; YEAR 2000 COMPLIANCE

     The Company believes that all of its hardware, software and dependent equipment are year 2000 compliant.

CORPORATE LIABILITY AND INSURANCE

     The provision of medical services entails an inherent risk of professional malpractice and other similar claims. The Company's intent is to not influence or control the practice of medicine by physicians or have responsibility for compliance with certain regulatory and other requirements directly applicable to physicians and physician groups, but to provide technical equipment and services to physicians. As a result of the relationship between the Company and the Affiliated Physicians or other referring physicians, however, the Company may become subject to legal actions under various theories. There can be no assurance that claims, suits or complaints relating to services provided by Affiliated Physicians or other referring physicians will not be asserted against the Company in the future. The Company maintains insurance coverage that it believes will be adequate. The availability and cost of such insurance is affected by various factors, many of which are beyond the control of the Company and Affiliated Physicians. The cost of such insurance to the Company and the Affiliated Physicians may have an adverse effect on our operations. In addition, successful malpractice or other claims asserted against Affiliated Physicians other referring physicians or the Company that exceed applicable policy limits could have a material adverse effect on the Company.

FACILITIES AND EMPLOYEES

     Our facilities are located in a building located at 715 Williams Street, Cumberland, Maryland, which is leased from Imaging Associates of Cumberland, Inc., a corporation controlled by Dr. Jackson. Our principal technical services are described in the following table. A more detailed explanation of the method and nature of such technical services is contained under "Industry Background - Radiology."

 TECHNICAL SERVICES                        DESCRIPTION

X-RAY Roentgen rays penetrate the body and record images of organs and bone structures on film.

                                The Company leases a GE Radiographic/Tomography machine and a GE Radiographic/Fluoroscopy machine from Imaging Associates of Cumberland, Inc. The terms of the lease are discussed below under the heading "Current Debt; Future Capital Requirements."

MAMMOGRAPHY                     Low dosage x-rays used to visualize breast
                                tissue. The primary screening tool for breast cancer. Mammography procedures also include biopsy of cells to assist in the diagnosis of breast cancer. The Company currently leases from Imaging Associates of Cumberland, Inc. a GE 600T
                                Mammography System.

                                The Company will purchase a second mammography system from General Electric, a Senographe DMR Mammography System, with SenoVision Digital Spot and Stereotactic Biopsy System. This system provides improved image quality, giving superior images in patients with dense breasts, while improving contrast and decreasing patient exposure dose by up to 40%, accompanied by shorter exposure times. Patient comfort is an important factor in encouraging women to obtain mammograms at regular recommended intervals. The Senographe DMR is designed to enhance patient relaxation and cooperation. The system's open configuration and low profile allows for constant patient/technologist eye contact. This system also uses digital spot film images to enhance visualization of small calcifications which may indicate the first stages of breast malignancy and permit better evaluation of the nature of mass lesions, especially in dense breasts. A single digital image can be manipulated to adjust density and contrast without subjecting patients to additional compression or dose.

                                The Stereotactic Biopsy System allows actual breast biopsy to be performed on site, decreasing costs to the patients and their insurance companies. The unit rotates around the patient, allowing access to hard-to-reach spots and enhancing patient comfort.

                                The Imaging Center, Inc. will purchase the new equipment for a price of $207,718.18, which will include a one-year warranty and service agreement. A long-term service contract will begin after the first year of operation. The new system should be installed in the Fall of 1999.

MAGNETIC RESONANCE              Strong magnetic field in conjunction
                                with low energy electromagnetic waves are IMAGING ("MRI") processed by a computer to produce high-resolution images of body tissue including the brain, spine, abdomen, heart and extremities.

                                The Company leases a new MRI machine from General Electric Medical Systems, consisting of a Signa Horizon Echospeed 1.5 Tesla. This is the most up-to-date and state-of-the-art MRI unit available, featuring a short magnet with flared ends, so that only a short segment of the patient is enclosed, thereby markedly decreasing any feelings of claustrophobia. A sound system is incorporated for further patient comfort. The magnet incorporated into this system is a more powerful magnet than the magnets found on typical "open" MRI units, and is marketed by GE as a "Wide Open High-Field MR System". An Invivo 4500 MRI Pulse Oximeter is included in this system to augment patient safety by monitoring patient blood oxygenation and pulse and analyzing EKG waveform, as well as providing EKG gating for higher quality vascular studies. The system includes fast acquisition imaging software to assist in imaging uncooperative or sedated patients, using abdominal breath hold-images, and for use in evaluating obstructions of the bile ducts, kidney examinations, and conducting magnetic resonance mammograms. Additional enhancements facilitate angiography of the brain, carotid arteries, aorta, renal arteries, and peripheral vessels, enable improved imaging to differentiate between old or recent strokes, and provide detailed analysis of cardiac chambers, pumping action of the heart, spinal cord, joints and other body parts. This new MRI system was installed and began operating in June, 1999.

                                The new MRI equipment is housed in a mobile van, leased from General Electric. The van is manufactured by the Calumet Coach Company and is connected directly to the existing building. The van is customized and shielded to provide high quality MRI images and maximum patient safety. The mobile van arrived with the MRI pre-installed in June, 1999.

COMPUTED TOMOGRAPHY             Computer directed movement of an x-ray tube to
                                produce multiple cross sectional ("CT") images of a particular organ or area of the body. Used to detect tumors and other conditions affecting bones and internal organs. Also used to detect the occurrence of strokes, hemorrhages and infections.

                                The Company uses the following CT equipment:
                                General Electric Synergy Helical CT System,
                                Model # 2137298; a Medrad MCT Injector System with a 5-year Service Contract; and CT Workstation Upgrade to perform three dimensional Analysis and QCT Bone Mineral Density for osteoporosis. All of this equipment is leased from Value Healthcare, Inc.

NUCLEAR IMAGING                 Short-lived radioactive isotopes which release
                                small amounts of radiation are recorded by a gamma camera and processed by a computer to produce an image of various anatomical structures or to assess the function of various organs such as the heart, kidneys, thyroid and bones. Nuclear medicine is used primarily to study anatomic and metabolic functions.

                                A new nuclear medicine machine has also been leased from General Electric Medical Systems. The Millenium MG(Multi-Geometry) Dual Rectangular Head Camera represents state-of-the-art equipment. Dual cameras provide for much faster acquisition of data, increasing the quality of images by decreasing patient motion and increasing spatial resolution, thus enhancing cardiac imaging associated with treadmill or pharmaceutical stress testing and quantification of cardiac function. Scans of the bones, thyroid gland, gallbladder, kidneys, and other body parts, will also be enhanced. The system features GENIE Acquisition, a multitasking computer, which features true simultaneous operation of its reconstruction, display, analysis, networking, filming, and archiving functions, to enhance productivity. Included with the nuclear camera are two "dry-view" laser cameras, which are interfaced with nuclear medicine, magnetic resonance imaging, CT, and three ultrasound machines. Traditional chemicals and water baths are not used with these cameras, supplied by Imation, a company associated with Kodak. This equipment was installed and began operating in May, 1999.

ELECTROCARDIOGRAM AND           Measures heart function under static and stress
                                conditions using a treadmill.

HEART STRESS TESTING            A new treadmill and cardiac-monitoring system,
                                The Quinton Q4500 Stress Test System, was installed in March, 1999. The system is highly mobile, computerized, and programmable to accommodate variable programs for different users performing cardiac stress tests. Automatic blood pressure readings are obtained by a self-inflating sphygmomanometer cuff. The purchase price for this equipment includes 13 months of service under warranty.

ULTRASOUND                      High-frequency sound waves develop images of
                                internal organs, unborn fetuses and the vascular system. Ultrasound has widespread applications, including procedures in obstetrics, gynecology and cardiology.

                                The company uses three Acuson 128XP Ultrasound systems to provide this service. This equipment is leased from Imaging Associates of Cumberland, Inc. The terms of the lease are discussed below under the heading "Current Debt; Future Capital Requirements."

     In addition to the foregoing equipment, the company has additional EKG equipment, vehicles and medical, office, and professional equipment which it uses in providing technical services.

     Professional diagnostic, treatment, and supervisory services will be provided by the Affiliated Physicians.

     The Company employs approximately 50 persons in the following professional, administrative and technical capacities.

                               NO. FULL   NO. PART
          POSITION               TIME       TIME                        DESCRIPTION OF DUTIES

Professional Medical               1         1      Licensed physician and surgeon, Board Certified,  specializing in radiology and related  diagnostic and treatment  aspects of medicine.  Supervises technical employees.

Chief Operating Officer            1                Responsible for all operational  activities of the business of
                                                    Company  at  its  various  locations.  Operational  activities
                                                    include,   but  are  not  limited  to,  property   management,
                                                    personnel,  purchasing, accounts payable, accounts receivable, reception,  transcription,  and payroll.  Also undertakes such projects as Company may determine  which require the expertise of this officer.

Chief Financial Officer            1                Responsible   for   contracting,    negotiating   and   filing
                                                    applications  with  insurance  companies  to become a provider
                                                    (governmental and commercial).  Supervises accounts receivable
                                                    (billing   Supervisor,   billing  and  collections).   Billing
                                                    Software     applications.     Credentials     for     medical
                                                    professional.  Acquiring  outside business with facilities and organizations  such as  federal,  state,  and county  prisons, nursing homes, and free-standing  medical clinics.  Agreements for  special  programs  and  grants,  such as with  State  and
                                                    County Health Departments.

Radiologic Technologist           14                Licensed  technologists  certified in specific  modalities  to perform diagnostic  radiological procedures ordered by primary care  physicians and other medical  specialists on patients of all ages.

Billing Staff                      7                Codes   diagnoses  and   procedures  to  submit  to  insurance
                                                    carriers  for  payment  (electronic  and  hard  copy  claims).
                                                    Bills self-pay  patients and  collecting  balances not covered by  insurance.  Applies  receipts  and  adjustments  to proper patient accounts. Prepares month-end reports for receivables.

Clerical, Reception and           26                Obtains  physician  orders,  health insurance  information and
Maintenance Staff                                   personal  demographics from patients and schedule  procedures.
                                                    Has proper release forms and assignments signed. Transcribes the radiologist's reports and findings on performed procedures.
                                                    Distributes reports and films to ordering physicians (fax or courier). Maintains files of patient records (films, charts and reports). Maintains quality assurance and compliance records, employee orientation of policies/procedures and peer review.
                                                    Purchases supplies (medical, office and maintenance). Maintains buildings and grounds.

Executive Secretary                1                Documents and maintains  pertinent  records for  corporations.
                                                    Maintains  physician's   credentials  and  Continuing  Medical
                                                    Education files.  Responsible for follow-up on patient quality
                                                    assurance  records  required  by  MQSA  (Mammography   Quality
                                                    Standards   Act).   Accountable  to  all  departments  of  the
                                                    Company  for  secretarial  duties.  Calculates  employee  time
                                                    cards  for  payroll.   Responsible  for  advertising,   public
                                                    relations and community activities for the business.

     Members of the professional medical staff are required to hold licenses to practice medicine in Maryland. Dr. Jackson is the full time professional medical staff and holds medical licenses from the States of Maryland, West Virginia and Pennsylvania. He also holds permits to dispense controlled dangerous substances from the Drug Enforcement Administration and the states of Maryland and West Virginia. Dr. Alicia M. Cartagena is the part time professional medical staff, and holds licenses from the states of Maryland and Virginia and the District of Columbia. She also is registered with the Drug Enforcement Administration to dispense controlled dangerous substances. Both of them are certified by the American Board of Radiology and under the Mammography Quality Standards Act, which requires the interpretation of 960 mammography studies within a 36 month period and teaching or completing at least 15 continuing medical education credits in mammography within a 36 month period, including six credits in each mammography modality used by them. The State of Maryland requires each of them also to obtain at least 50 credit hours of continuing medical education every two years.


     All of the radiologic technologists employed by the Company are licensed by the State of Maryland, certified by the American Registry of Radiologic Technologists and hold cardiopulmonary resuscitation certifications, except for two recent hires, one of whom is preparing for certification examinations. Certain of the radiologic technologists also hold certifications from the American Registry of Diagnostic Medical Sonographers. One of the radiologic technologists is also certified by the Nuclear Medicine Technology Certification Board. In order to maintain such certifications, radiologic technologists are required to obtain continuing education credits every two or three years.


     Certain of our facilities are also required to be licensed, including licensing of equipment (including nuclear equipment) by the State of Maryland, and by the U. S. Food and Drug Administration. Our mammography facilities are accredited by the American College of Radiology and the Company has applied for similar accreditations for its MRI and ultrasound facilities.

                            MANAGEMENT OF THE COMPANY

DIRECTORS, EXECUTIVE OFFICERS AND SENIOR MANAGEMENT

     F. Daniel Jackson, M.D. is the President, a director, and the controlling shareholder of the Company. As the Company is new, he has not held any other office or position with the Company. During the past five years, Dr. Jackson has been employed by F. Daniel Jackson, M.D., P.A., of which he is the sole stockholder and officer. He holds licenses to practice medicine in the States of Maryland, Pennsylvania and West Virginia, and was certified by the American Board of Radiology in 1977. He holds an M.D. degree from the School of Medicine at the University of North Carolina, Chapel Hill, and graduated in 1973. He received postgraduate training in diagnostic radiology from Rochester General Hospital, Rochester New York. Since 1977, Dr. Jackson has practiced diagnostic radiology in the Cumberland, Maryland, area, and has been affiliated at various times with Frostburg Community Hospital, Frostburg, Maryland; Potomac Valley Hospital, Keyser, West Virginia; Memorial Hospital and Medical Center, Cumberland, Maryland; and Garrett County Memorial Hospital, Oakland, Maryland. He is a member of the following professional associations: American Medical Association, American College of Radiology, Maryland Medical and Chirurgical Faculty, Radiological Society of North America, Maryland Radiological Society, and Allegany County Medical Society. He has been a board member of the Allegany County Chapter of the American Cancer Society.

     The other executive officers, directors and significant employees of the Company and certain information about such persons are described below.

------------------------------ ----------------- -------------------------------------------------------------------
        NAME AND AGE                TITLE                BUSINESS EXPERIENCE/EMPLOYMENT DURING LAST 5 YEARS
------------------------------ ----------------- -------------------------------------------------------------------
Frederick J. Hill, 64          Director          Retired since 1995. Formerly Senior Vice President, Beall,
                                                 Garner, Screen and Geare, Inc., Cumberland, MD
------------------------------ ----------------- -------------------------------------------------------------------
James F. Scarpelli, Jr., 46    Director          Vice President, Scarpelli Funeral Home, PA, Cumberland, MD
------------------------------ ----------------- -------------------------------------------------------------------
Larry James Taylor, 50         Vice President    Chief Operating Officer, The Imaging Center, Cumberland, MD,
                                                 1996 - present
                                                 Interim Plant Manager, Anchor Glass container, Keyser, WV,
                                                 1995 - 1997
------------------------------ ----------------- -------------------------------------------------------------------
D. Jeanne Starkey, 50          Treasurer         Chief Financial Officer, The Imaging Center, Cumberland, MD,
                                                 1996 - present
                                                 Business Manager, The Imaging Center, Cumberland, MD, 1992 - 1996
------------------------------ ----------------- -------------------------------------------------------------------
Carolyn L. Hott, 56            Corporate         Secretary, The Imaging Center, Cumberland, MD, 1990 - present
                               Secretary
------------------------------ ----------------- -------------------------------------------------------------------

     None of the above names directors or officers of the Company either is related to any of the others by blood or marriage or has been involved in any material legal proceedings during the past five years, including bankruptcy and significant or material criminal offenses.

     As of __________, 1999, Dr. Jackson owned all outstanding shares of the Company's Class A Voting Common Stock. He owns directly or beneficially 8,999,000 shares of Class B Non-Voting Common Stock, which represents 90% of all outstanding and issued shares of Class B Non-voting Common Stock, assuming all shares offered by the Company under this Prospectus are sold. See "Existing and Potential Conflict of Interests" below.

RETIREMENT PLAN

     The Company has chosen to adopt a retirement plan that is sponsored by the Affiliated Physicians. The retirement plan is a 401(k) profit-sharing plan in which each employee that has attained age 21 and completed 12 months of service during which the employee has completed 1,000 hours of service is eligible to participate. The Company does not match any portion of the elective deferral of the employee; however, the Company can make a discretionary contribution of up to 15% of eligible compensation annually. Any employer contributions are vested 20% each year with each employee full vested after five years.

                             EXECUTIVE COMPENSATION

     Because the Company began operations on July 1, 1999, no compensation or other remuneration was paid to its officers or directors before that date. They did, however, receive compensation from the Affiliated Physicians and related entities, our predecessors.

     Each Company officer will receive compensation from the Company in the amount of $20,000 annually. Company officers are also officers or employees of the Affiliated Physicians and related companies and receive compensation from them.

     Directors of the Company will receive $500 for each meeting of the Board of Directors they attend.

     No company officer has an employment agreement with the Company.

             STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN STOCKHOLDERS

     Dr. Jackson is the sole owner of all issued and outstanding shares of Class A Voting Common Stock of the Company.

     The following table sets forth the expected respective ownership interests in shares of Class B Non-Voting Common Stock of the Company of each executive officer and director upon completion of the Offering.

                                             NUMBER OF     PERCENTAGE
                                              CLASS B        OF ALL
                   NAME                        SHARES       CLASS B SHARES
F. Daniel Jackson, M.D.                        8,999,000      90%
Frederick J. Hill, Director                                   0%*
James F. Scarpelli, Jr., Director                             0%*
Larry James Taylor, Vice President                            0%*
D. Jeanne Starkey, Treasurer                                  0%*
Carolyn L. Hott, Corporate Secretary                          0%*
Others                                                        0%*
* Has not determined whether to purchase the offered Shares.


                  EXISTING AND POTENTIAL CONFLICT OF INTERESTS

     Dr. Jackson is the President and a director of the Company and the sole owner of all outstanding shares of Class A Voting Common Stock of the Company. As such, all decisions regarding the operations, facilities and future development of the Company and its facilities will be made solely by Dr. Jackson. Dr. Jackson owns the majority of or significant interests in Value Healthcare, Inc. and Imaging Associates of Cumberland, Inc., the companies which leased various items of equipment to the Company. Such transactions were intended to be for fair market value of such equipment, but were not negotiated at arm's length. Dr. Jackson also controls the real estate and building in which the facilities and equipment of the Company are located. Such facilities were leased by the Company under terms it believes to be fair, but not necessarily the same as would have been obtained through arm's length negotiations. For further information about the terms of such leases, see "Business Current Debt; Future Capital Requirements - TERMS OF EQUIPMENT LEASES; TERMS OF BUILDING LEASE."

     The Company leases certain of its equipment and its building from Value Healthcare, Inc. and Imaging Associates of Cumberland, Inc., both of which corporations are controlled by Dr. Jackson. For a description of the terms of such leases, see "Business - Current Debt; Future Capital Requirements - TERMS OF EQUIPMENT LEASES; TERMS OF BUILDING LEASE."


                           DESCRIPTION OF COMMON STOCK

     GENERAL. The Company is authorized to issue two classes of Common Stock, consisting of 1,000 shares of Class A Voting Common Stock $1.00 par value per share (the "Class A Shares"), which are NOT being offered under this Prospectus, and 9,999,000 shares of Class B Non-Voting Common Stock $1.00 par value per share, which latter class is being offered under this Prospectus. Upon completion of the Offering, the Company will have 100 Class A Shares and 9,999,000 Class B Shares of Common Stock outstanding (assuming that all Shares offered under this prospectus are purchased). The following description of Common Stock of the Company is qualified in its entirety by reference to our Articles of Incorporation, a copy of which is attached to this Prospectus as Appendix C.

     The Company will act as transfer agent for its Class B Non-Voting Common Stock.

     VOTING AND OTHER RIGHTS OF CLASSES OF COMMON STOCK. Holders of Class A Voting Common Stock are entitled to one vote per share on all matters on which shareholders are entitled to vote generally. The holders of Class A Voting Common Stock shall have the exclusive right to vote for any and all matters for which the stockholders of the Corporation shall have the right to vote. Shareholders have no right to cumulate their votes in the election of directors. Accordingly, holders of a majority of the outstanding shares of Class A Common Stock entitled to vote in any election of directors may elect all of the directors standing for election.

     THE HOLDERS OF THE SHARES OF THE CLASS B NON-VOTING COMMON STOCK SHALL NOT HAVE ANY RIGHT TO VOTE FOR OR ELECT THE DIRECTORS OF THE COMPANY NOR SHALL THE HOLDERS OF THE SHARES OF THE CLASS B NON-VOTING COMMON STOCK HAVE THE RIGHT TO VOTE ON ANY OTHER MATTER SUBMITTED TO A VOTE AT ANY MEETING OF THE STOCKHOLDERS, UNLESS OTHERWISE REQUIRED BY THE MARYLAND GENERAL CORPORATION LAW, AND IN SUCH CASE, ONLY TO THE EXTENT SUCH REQUIREMENT IS NOT MODIFIED OR WAIVED BY OUR ARTICLES OF INCORPORATION. THE HOLDERS OF THE SHARES OF CLASS B NON-VOTING COMMON STOCK SHALL BE ENTITLED TO RECEIVE NOTICE OF THE MEETINGS OF THE STOCKHOLDERS BUT SHALL NOT BE ENTITLED TO VOTE ON ANY MATTERS SUBMITTED AT SUCH MEETINGS. SEE "CONTROL OF COMPANY BY CERTAIN SHAREHOLDERS AND AFFILIATES" UNDER THIS HEADING BELOW AND "RISK FACTORS - CONTROL BY CERTAIN SHAREHOLDERS."

     All classes of stock of the Company are identical in all other respects.

     With respect to every class of Common Stock of the Company (Class A Voting Common Stock and Class B Non-Voting Common Stock), the stockholders of the Company shall have no preemptive rights with respect to sale by the Company of any additional shares of Common Stock whether in the class of stock in which the stockholder owns stock, or otherwise, and regardless of the purpose for sale of such Common Stock. All outstanding shares of Common Stock and any shares acquired present to this Offering, when paid for by the purchasers thereof, will not be subject to any calls or assessments by the Company.

     Holders of Common Stock may receive dividends and other distributions when, as and if declared from time to time by the Board of Directors out of funds legally available therefor. The Company does not intend to declare or pay any dividends on the shares of its Common Stock in the near future. See "The Company
- Dividend Policy."

     LIQUIDATION RIGHTS. In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, after distribution of any preferential amounts required to be distributed to any other class or series of stock having a preference over the outstanding Common Stock, the holders of Common Stock are entitled to share ratably in proportion to the number of shares held by each holder in all assets remaining after payment of liabilities. Our Articles of Incorporation state that no holder of any class or series of stock of the Company shall have any preemptive rights. The Company may, in its sole discretion, purchase or redeem certain of the shares of our stock in accordance with Maryland Law. All outstanding shares of Common Stock are, and the shares offered hereby will be, when issued and paid for, fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may become subordinate, to the rights of holders of shares of any other class of stock or series of Preferred Stock which the Company may designate and issue in the future from time to time.

     OWNERSHIP OF SHARES UPON COMPLETION OF OFFERING. The following table sets forth each person who owns of record as of _______, 1999, 10% or more of the outstanding shares of Common Stock, and the expected respective ownership interests (expressed as a percentage of total ownership interests), upon completion of the Offering of shares under this Prospectus.

---------------------------------- -------------------------------------------------------
                                                    OWNERSHIP INTEREST*
                                   -------------------------------------------------------
                                         CLASS A SHARES              CLASS B SHARES
---------------------------------- --------------------------- ---------------------------
      OWNER                                          UPON                        UPON
                                     PRIOR TO     COMPLETION     PRIOR TO     COMPLETION
                                     OFFERING    OF OFFERING     OFFERING    OF OFFERING
---------------------------------- ------------- ------------- ------------- -------------
F. Daniel Jackson, M.D.**              100%          100%          100%          90%
---------------------------------- ------------- ------------- ------------- -------------
Other Shareholders***                                               0%           10%
---------------------------------- ------------- ------------- ------------- -------------
       *   Expressed as a percentage of all issued and outstanding shares of each class.
       **  Includes shares held in his profit sharing plan.
       *** Includes all purchasers of shares offered by this  Prospectus  (assuming all offered shares are sold).

     CONTROL OF COMPANY BY CERTAIN SHAREHOLDERS AND AFFILIATES. Dr. Jackson will be the sole owner of all Class A Shares and is the President and a director of the Company. As such, he controls the election of the directors of the Company and all decisions regarding the operations, facilities and future development of the Company and its facilities will be made solely by Dr. Jackson. See "Management of the Company - Existing and Potential Conflict of Interests" below.

     AUTHORIZED AND UNISSUED SHARES. Prior to the Offering, there has been no public market for the Common Stock. Sales of substantial amounts of Common Stock into the public market after the Offering, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock and the ability of the Company to raise equity capital. The Company can make no prediction as to the effect, if any, that the sale or availability for future sale of shares of additional Common Stock will have on the market price of the Common Stock prevailing from time to time.

     Upon completion of the Offering, the Company will have 100 shares of Class A Voting Common Stock and 9,999,000 shares of Class B Non-Voting Common Stock outstanding (assuming that all shares offered under this prospectus are purchased). These shares will consist of 100 shares of Class A Voting Common Stock and 8,999,000 shares of Class B Non-Voting Common Stock issued to Dr. Jackson, the controlling shareholder of the Company, or his profit sharing plan, and 1,000,000 shares of Class B Non-Voting Common Stock issuable in the Offering and expected to be sold to unaffiliated shareholders (assuming that all shares offered under this prospectus are purchased). See also "The Company - Description of Common Stock- OWNERSHIP OF SHARES UPON COMPLETION OF OFFERING."

     All shares of Class B Non-Voting Common Stock sold in the Offering will be freely tradable, except that any shares purchased by "affiliates" of the Company (which includes officers and directors of the Company, Dr. Jackson and entities controlled by him) must be sold in compliance with the requirements of applicable state and federal securities laws. Shares acquired by affiliates may be sold from time to time either under a registration statement filed with the
U. S. Securities and Exchange Commission under the Securities Act of 1933 or in transactions exempt from registration under such Act.

     MANAGEMENT AND OPERATION OF COMPANY. Ownership of the shares offered by this Prospectus does not entitle the holders of such shares to participate in the management or operation of the Company, except for such rights as are granted by Maryland law.

                              AFFILIATED PHYSICIANS

     The following information is based upon data provided by the various entities which previously owned and operated the facilities and equipment of the Company, including Dr. Jackson and the Affiliated Physicians. All of such entities are controlled by Dr. Jackson. While the Company believes that this information is accurate with respect to prior operations of The Imaging Center, The Company cannot make any assurance that this information is accurate as to future performance or results of operations of the Company.

     The Imaging Center is the trade name of F. Daniel Jackson, M.D., P.A., a medical practice specializing in Diagnostic Radiology and herein referred to as the Affiliated Physicians.

     The Imaging Center opened its doors to patients on October 1, 1990, at 50 Pershing Street in downtown Cumberland, Maryland. Original services offered were film-screen mammography, diagnostic X-rays, and 2 machines for ultrasound examinations. Services were offered from 8 A.M. to 6 P.M., Monday through Friday. The business remained at this site only fifteen months. Patient volume quickly expanded, and more floor space was needed.

     The center moved to a much larger, newly renovated site at 715 Williams Street in Cumberland on December 26, 1991. Two new X-ray rooms were added, one with tomography for intravenous pyelograms, the other room with fluoroscopy for arthrograms, upper gastrointestinal series, barium enemas, and other real-time examinations. A computerized tomography (CT) machine was added for examination of the brain, chest, abdomen, and pelvis, as well as other body parts. Nuclear medicine was also added for scans of the bones, thyroid gland, gallbladder, and other organs. A treadmill stress test room was incorporated, monitored by a cardiologist, followed by a nuclear SPECT scan of the heart, screening for coronary artery disease. Hours of operation were expanded from 7 A.M. to 9 P.M., Monday thru Friday, and 8 A.M. to 5 P.M., Saturday and Sunday.

     Another addition to the building was completed in November, 1992, to house a new magnetic resonance (MRI) machine. This has been used extensively for examination of the brain; spinal cord and spine; knees, shoulders, hips, and other joints; as well as virtually all other body parts and organ systems. MR angiography has been performed routinely in examinations of the brain, to screen for aneurysms and blockage of major vessels (ischemia and occlusions).

     The hours of operation were contracted in September, 1995, since very few patients requested evening and Sunday hours. The office was then open 7 A.M. to 6 P.M., Monday thru Friday, and 8 A.M. to 1 P.M. on Saturday.

     In January, 1997, the CT machine was replaced with a new Synergy Spiral CT by GE, which performed examinations much faster, virtually eliminating artefacts due to breathing and patient motion, making diagnosis more accurate.

     From the beginning, The Imaging Center has offered EKG's, with the current machine printing a computer-generated interpretation, to assure prompt diagnosis and treatment. Laboratory examinations are performed by an independent clinical laboratory, with blood drawing and specimen collections offered in our office. In February, 1998, the office began to open at 6 A.M., to draw blood for early risers and patients on their way to work.

     The facilities, employees and operations of, and services offered by, the Affiliated Physicians and related companies are substantially identical to the facilities, employees and operations of, and services to be provided by the Company as described in this Prospectus. See the information provided under the headings "The Company" and Business" in this Prospectus.

     The following table describes the examinations made by the procedures indicated below at The Imaging Center during the years 1993 through 1998.

                              1993        1994        1995         1996        1997        1998
Ultrasound                    3448        3331        3257         3676        4168        4715
Mammograms                    4011        4289        4476         4648        4809        5285
X-Ray/IVP                     4284        4664        5241         5473        5617        5789
Fluoroscopy                    548         504         553          540         551         582
Nuclear                        852         794         741          919        1176        1334
CT                            1802        1717        1848         2072        2265        2660
MRI                           1597        1729        2108         2142        2335        2456
TOTAL                       16,542      17,028      18,224       19,470      20,921      22,421


                               INDUSTRY BACKGROUND

MARKET OVERVIEW

     The Health Care Financing Administration estimates that national health care spending in 1997 was approximately $1.1 trillion, including approximately $217 billion for physician services, and that for 1999 these amounts will be approximately $1.228 trillion and $241 billion, respectively. According to the American College of Radiology, an estimated 347 million radiological procedures were performed in the United States during 1997, excluding procedures performed by HMO's. Total spending on radiology services including diagnostic imaging, interventional radiology and radiation oncology was estimated at $56 to $70 billion according to a 1995 report prepared by SMG Marketing Group. Diagnostic imaging, including interventional radiology procedures, accounted for approximately 82% of the aggregate amount spent on radiological services performed in the United States.

     Fees charged for diagnostic imaging, interventional radiology and radiation oncology procedures consist generally of a technical component relating to facilities, equipment and non-physician personnel and a professional component consisting of fees paid to physicians for the interpretation of diagnostic images, the performance of interventional radiology procedures and the treatment of radiation oncology patients. Technical facilities are located within hospitals and in outpatient centers (such as our facilities) throughout the United States. Professional radiology services are provided by board certified radiologists and other specialists.

RADIOLOGY

     In general, radiology includes diagnostic imaging, interventional radiology and radiation oncology. Imaging procedures use energy waves to penetrate human tissue and generate images of the body, which can be recorded on film or digitized for display on a video monitor. Diagnostic imaging procedures are used to diagnose diseases and physical injuries and are performed in hospitals, physicians' offices, outpatient centers and imaging centers. Interventional radiology procedures include the use of radiological methods to monitor and guide catheters, stents, drains and needles to open clogged vessels, relieve obstructed kidneys, perform biopsies of mass lesions, drain abscess collections and lower pressure in certain vessels. Generally, these interventional procedures are more time efficient, more cost-effective and less invasive than surgical alternatives and have historically been performed in a hospital setting to enable utilization of hospital support services. Radiation oncology procedures use a variety of radiation sources to treat cancer and/or relieve pain caused by certain tumors and are performed in hospitals and free-standing outpatient centers. AT THE PRESENT TIME, THE COMPANY DOES NOT OFFER TECHNICAL SERVICES RELATED TO COMPLEX INTERVENTIONAL RADIOLOGY AND RADIATION ONCOLOGY.

     The principal diagnostic imaging techniques include the following, all of which are non-invasive:

       > GENERAL RADIOLOGY: X-RAY AND FLUOROSCOPY. X-rays utilize roentgen rays to penetrate the body and record images of organs and structures on film. Fluoroscopy utilizes ionizing radiation combined with a video viewing system for real time monitoring of organs. X-ray and fluoroscopy are the most frequently used imaging techniques.

       > COMPUTED TOMOGRAPHY ("CT"). CT utilizes a computer to direct the movement of an x-ray tube to produce multiple cross sectional images of a particular organ or area of the body. CT is used to detect tumors and other conditions affecting bones and internal organs. It is also used to detect the occurrence of strokes, hemorrhages and infections. CT provides higher resolution images than conventional x-rays, but soft tissue swelling and edema are not as well defined as those produced by magnetic resonance.

       > MAGNETIC RESONANCE IMAGING ("MRI"). MRI utilizes a strong magnetic field in conjunction with low energy electromagnetic waves which are processed by a computer to produce high-resolution images of body tissue including the brain, spine, abdomen, heart and extremities. Unlike CT and conventional x-rays, MRI does not utilize ionizing radiation, which can cause tissue damage in high doses.

       > MAMMOGRAPHY. Mammography is a specialized form of radiology utilizing low dosage x-rays to visualize breast tissue and is the primary screening tool for breast cancer. Mammography procedures also include the biopsy of cells to assist in the diagnosis of breast cancer. New digital mammography techniques are even more sensitive in detecting abnormalities of breast tissue.

       > ULTRASOUND. Ultrasound imaging utilizes high-frequency sound waves to develop images of internal organs, unborn fetuses and the vascular system. Ultrasound has widespread applications, including procedures in obstetrics, gynecology and cardiology.

       > NUCLEAR MEDICINE. Nuclear medicine utilizes short-lived radioactive isotopes which release small amounts of radiation that can be recorded by a gamma camera and processed by a computer to produce an image of various anatomical structures or to assess the function of various organs such as the heart, kidneys, thyroid and bones. Nuclear medicine is used primarily to study anatomic and metabolic functions.

TRENDS IN RADIOLOGY

     TECHNOLOGICAL ADVANCEMENTS. The Company believes that advances in technology, including the development and continued enhancements of MRI, CT, nuclear medicine, ultrasound and interventional radiology have contributed to the growth of the diagnostic imaging industry. These technological advances have resulted in increased professional and technical utilization and have produced diagnostic procedures that are safer, more accurate and less-invasive than techniques previously utilized. While traditional x-rays continue to be the primary imaging technique based on the number of procedures performed, the use of advanced diagnostic imaging techniques such as MRI and CT has increased rapidly in recent years because these techniques allow physicians to diagnose a wide variety of diseases and injuries quickly and accurately without exploratory surgery or other surgical or invasive procedures, which are usually more expensive, involve greater risk to the patient and result in longer rehabilitation time. As a result, hospital days are shortened or eliminated and time lost from work is significantly reduced. In addition, diagnostic imaging is increasingly used as a screening tool for preventive care. The Company believes that future technological advances will enhance the ability of radiologists to diagnose and direct treatment, thereby lowering overall health care costs.

     Recent technological advancements include: magnetic resonance spectroscopy, which can differentiate malignant from benign lesions; magnetic resonance angiography, which can produce three-dimensional images of body parts and assess the status of blood vessels; spiral computed tomography, which permits three-dimensional images of body parts; monoclonal antibody studies utilizing nuclear medicine to localize certain cancers that would otherwise be difficult to detect or treat; and the development of teleradiology, which digitally transmits radiological images from one location to another for interpretation. The Company believes that the utilization of both the diagnostic and therapeutic capabilities of radiology will continue to increase because of its cost-effective, time-efficient and risk/benefit advantages over alternative procedures (including surgery) and that newer technologies and future technological advancements will result in further sub-specialization and increased utilization of professional and technical radiological services.

     REIMBURSEMENT PATTERNS. Payment for radiology services comes primarily from third-party payors such as private insurers (including traditional indemnity insurance plans), managed care plans (including HMOs and PPOs) and governmental payors (including Medicare and Medicaid). Historically, radiologists and other physicians generally provided medical services on a fee-for-service basis. As managed care entities and other payors have focused on providing care in a more cost-effective manner, they have demanded and received significant discounts from fee-for-service rates charged for radiological procedures. As a result, physicians have seen a decrease in per procedure reimbursements from managed care and governmental entities for such procedures. More recently, payors have sought to control the utilization of services by devices such as utilization review and capitation arrangements. Significant changes of this type will require the Company, the Affiliated Physicians and other referring physicians to develop practice guidelines and appropriateness criteria and to manage the utilization of radiological procedures.

     The Company believes that the shift in financial risk from payors to providers decreases the attractiveness of under-utilized imaging equipment within a general practitioner's office and will accelerate the centralization of resources to high-volume centers. The Company believes that the general diagnostic imaging services performed by non-radiologists may be directed to radiologists by managed care entities seeking to have services performed at the lowest overall cost. As a result, the Company believes that managed care entities, provided with utilization reports, will focus on reducing costs by shifting radiological procedures performed by non-radiologists to radiologists.

     DEVELOPMENT OF INDEPENDENT RADIOLOGY SERVICES. Concurrent with the growth of managed care and strict controls on Medicare reimbursement for inpatient costs, diagnostic imaging services began to shift from hospital settings to independent radiology facilities in the early 1980s. Subsequent changes in federal law restricted the referral of patients by a physician to a facility in which the physician maintained an ownership interest. As a result, many physicians sold their interests in such facilities to hospitals, radiologists and companies engaged exclusively in the ownership, operation and management of radiology and imaging centers.

     REFERRAL SOURCES. Non-radiologists, including specialists and primary care physicians, direct the utilization of radiology services. Most industry marketing has been focused on developing relationships with these referring physicians. As more patients move to managed care plans, the Company believes physicians will have fewer referral options for diagnostic imaging procedures. As the choices for radiology referrals decrease, the Company believes that quality of care, subspecialty expertise and patient and referring physician satisfaction will be important factors in determining referral patterns.

     TRENDS IN RADIOLOGY ORGANIZATIONS. The trends toward managed care, cost containment and health care consolidation have combined to limit the number of positions available and the salaries paid to radiologists. In addition, small independent physician groups and individual practices are typically at a competitive disadvantage to larger associations or networks of physicians because they lack the capital necessary to (i) expand the geographic coverage of the practice and the imaging techniques offered, (ii) develop state-of-the-art information systems and (iii) purchase costly new imaging technologies, each of which can improve quality of care and reduce costs. Generally, they also lack the cost accounting and quality management systems necessary to allow physicians to price and monitor complex risk-sharing arrangements with third-party payors. Additionally, small to medium-sized groups and individual practices often do not have contractual ties with other providers nor do they have the ability to offer a broad range of subspecialty imaging services. Small practices often have higher operating costs (since overhead must be spread over a relatively small revenue base) and minimal vendor purchasing power. In order to remain competitive in the changing medical service environment, radiologists are beginning to affiliate with or create larger organizations by adding radiologists to their groups, creating or joining a network or an independent physician association or affiliating with a physician practice management entity.

                      GOVERNMENT REGULATION AND SUPERVISION
GENERAL

     The health care industry is highly regulated, and there can be no assurance that the regulatory environment in which the Company operates will not change significantly in the future. The ability of the Company to operate profitably will depend in part upon the Company, the Affiliated Physicians and affiliated referring physicians obtaining and maintaining all necessary licenses, certificates of need and other approvals and operating in compliance with applicable health care regulations. The Company believes that health care regulations will continue to change and, therefore, intends to monitor developments in health care law and modify its operations from time to time as the business and regulatory environment changes. There can be no assurance that the Company will be able to modify its operations so as to address changes in the regulatory environment.

LICENSING AND CERTIFICATION LAWS

     Every state imposes licensing requirements on individual physicians and on facilities operated, or services performed, by physicians and others. In addition, federal and state laws regulate HMOs and other managed care organizations with which Affiliated Physicians or unaffiliated referring physicians may have contracts. Many states require regulatory approval, including certificates of need and/or licensing, before establishing or expanding certain types of health care facilities, offering certain services or making expenditures in excess of statutory thresholds for health care equipment, facilities or programs. In connection with the expansion of existing operations and entry into new markets, the Company may become subject to additional regulation.

     The State of Maryland requires a license to operate certain freestanding ambulatory care facilities, including freestanding facilities operating major medical equipment. "Major medical equipment" is defined by law to include a computed tomography (CT) scanner and a magnetic resonance imager (MRI). The State of Maryland does not currently require a certificate of need for the acquisition or operation of major medical equipment.

FEE-SPLITTING; CORPORATE PRACTICE OF MEDICINE; PAYMENTS FOR REFERRALS.

     The laws of some states prohibit physicians from splitting fees with non-physicians and prohibit non-physician entities from practicing medicine. These laws vary from state to state and are enforced by the courts and by regulatory authorities with broad discretion. In the State of Maryland there is no explicit prohibition against sharing fees with non-physicians, as such, or against the corporate practice of medicine, but there are laws prohibiting payments for bringing or referring a patient, and prohibiting referrals by a practitioner to a health care entity in which the practitioner directly or indirectly owns a beneficial interest or has a compensation arrangement, subject to certain exceptions. (See also the discussion below of Medicare and Medicaid Fraud and Abuse.) While the Company believes that the use of our services by the Affiliated Physicians will not violate these laws, there are legal issues associated with the ownership of shares in the Company by physicians who refer patients to the Affiliated Physicians, and any such referring physicians should obtain legal advice on that subject prior to purchasing shares of the Company.

     Although the Company intends to structure its proposed operating structures and methods as described in this Prospectus so as to comply with existing applicable laws, our business operations have not been the subject of judicial or regulatory review or audit. There can be no assurance that a review of our business by courts or regulatory authorities will not result in determinations that could adversely affect the operations of the Company or that the health care regulatory environment will not change so as to restrict our planned operations and expansion.

MEDICARE PHYSICIAN PAYMENT SYSTEM

     The Company believes that regulatory trends in cost containment will continue to result in a reduction from historical levels in per-patient revenue for medical practices. The federal government has implemented, through the Medicare program, the RBRVS payment methodology for physician services. The RBRVS is a fee schedule that, except for certain geographical and other adjustments, pays similarly situated physicians the same amount for the same services. The RBRVS is adjusted each year and is subject to increases or decreases at the discretion of Congress. To date, the implementation of the RBRVS has reduced payment rates for certain of the procedures historically provided by the Affiliated Physicians. BBA 97 provides for reductions in the rate of growth of payments for physician services, including services historically provided by the Affiliated Physicians, in the amount of $5.3 billion over a five-year period ending in 2002. In addition, BBA 97 provides for the implementation of a resource-based methodology for payment of physician practice expenses under the physician fee schedule over a four-year period beginning in 1999. Adoption of this methodology is expected to reduce payments for services historically provided by the Affiliated Physicians. There can be no assurance that any reduced operating margins could be offset by the Company through cost reductions, increased volume, the introduction of additional procedures or otherwise.

     Private third-party payors and Medicare and Medicaid have increased their use of managed care as a means of cost containment. Increasingly, private third-party payors negotiate discounts from established physician and hospital charges or require capitation or other risk sharing arrangements as a condition of patient referral to physician groups such as the Affiliated Physicians. BBA 97 also includes provisions designed to increase the enrollment of Medicare and Medicaid participants in managed care programs. The inability of the Affiliated Physicians to negotiate satisfactory arrangements with managed care companies would have a material adverse effect on our business or financial condition.

     Rates paid by non-governmental insurers, including those that provide Medicare supplemental insurance, are based on established physician and hospital charges and are generally higher than Medicare payment rates. A change in the makeup of the patient mix of the medical practices that results in a decrease in patients covered by private insurance plans could adversely affect our revenue and income.

     Medicare and Medicaid have increased their use of managed care as a means of cost containment. As with private third party payors, Medicare and Medicaid managed care contractors negotiate discounts from established physician and hospital charges or require capitation or other risk sharing arrangements as a condition of patient referral to physician groups such as the Affiliated Physicians. BBA 97 includes provisions designed to increase the enrollment of Medicare and Medicaid participants in managed care programs. The inability of the Company to negotiate satisfactory arrangements with Medicare and Medicaid managed care contractors could have a material adverse effect on our business, financial condition and results of operation.

MEDICARE AND MEDICAID FRAUD AND ABUSE

     Federal law prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for, or in order to induce, (i) the referral of a person, (ii) the furnishing or arranging for the furnishing of items or services reimbursable under the Medicare, Medicaid or other governmental programs or
(iii) the purchase, lease or order or arranging or recommending purchasing, leasing or ordering of any item or service reimbursable under the Medicare, Medicaid or other governmental programs. Pursuant to this anti-kickback law, the federal government has recently announced a policy of increased scrutiny of joint ventures and other transactions among health care providers in an effort to reduce potential fraud and abuse relating to Medicare costs. The applicability of these provisions to many business transactions in the health care industry has not yet been subject to judicial and regulatory interpretation. Noncompliance with the federal anti-kickback legislation can result in exclusion from the Medicare, Medicaid, or other governmental programs and civil and criminal penalties. Maryland law similarly prohibits referrals by a practitioner to an entity in some cases in which the practitioner has a beneficial interest in or a compensation arrangement with the entity.

     The Company believes that although it will receive fees for technical radiology and imaging services, it is not in a position to make or influence referrals of patients or services reimbursed under the Medicare, Medicaid or other governmental programs to Affiliated Physicians or unaffiliated referring physicians, or to receive such referrals. Such service fees are intended by the Company to be consistent with fair market value in arms' length transactions for the nature and amount of technical services rendered. Moreover, due to the high degree of integration between the technical services offered by the Company and the professional services offered by the Affiliated Physicians, it is doubtful whether there are or will be any "referrals" between the Company and the Affiliated Physicians in the sense contemplated by the anti-kickback laws. For these reasons, the Company does not believe that fees payable to it should be viewed as remuneration for referring or influencing referrals of patients or services covered by such programs as prohibited by statute. If, however, the Company is deemed to be in a position to make, influence or receive referrals from or to physicians, or the Company is deemed to be a provider under the Medicare or Medicaid programs, the operations of the Company could be subject to scrutiny under federal and state anti-kickback and anti-referral laws and our operations could be materially and adversely affected.

     Significant prohibitions against physician referrals have been enacted by Congress. These prohibitions, commonly known as "Stark II," amended prior physician self-referral legislation known as "Stark I" by dramatically enlarging the field of physician-owned or physician-interested entities to which the referral prohibitions apply. Stark II prohibits a physician from referring Medicare or Medicaid patients to an entity providing "designated health services", including without limitation radiology services, in which the physician has an ownership or investment interest, or with which the physician has entered into a compensation arrangement. The penalties for violating Stark II include a prohibition on payment by these government programs and civil penalties of as much as $15,000 for each violating referral and $100,000 for participation in a "circumvention scheme." The Company believes that although it will receive fees for technical services, it is not in a position to make or influence referrals of patients. While the Company believes that the use of our services by the Affiliated Physicians will not violate these laws, there are legal issues associated with the ownership of shares in the Company by physicians who refer patients to the Affiliated Physicians, and any such referring physicians should obtain legal advice on that subject prior to purchasing shares of the Company.

     Federal regulatory and law enforcement authorities have recently increased enforcement activities with respect to Medicare and Medicaid fraud and abuse regulations and other reimbursement laws and rules, including laws and regulations that govern our contemplated activities. There can be no assurance that our contemplated activities will not be investigated, that claims will not be made against the Company or that these increased enforcement activities will not directly or indirectly have an adverse effect on our business, financial condition and results of operation.

HEALTH CARE REFORM INITIATIVES

     In addition to existing government health care regulation, there have been numerous initiatives on the federal and state levels for comprehensive reforms affecting the payment for and availability of health care services. The Company believes that such initiatives will continue during the foreseeable future. Certain aspects of these reforms as proposed in the past, such as further reductions in Medicare and Medicaid payments and additional prohibitions on physician ownership, directly or indirectly, of facilities to which they refer patients, if adopted, could adversely affect the Company. Concern about the potential effects of such reform measures has contributed to the volatility of stock prices of many companies in health care and related industries and may similarly affect the market price of the Common Stock.

COMPLIANCE PROGRAM

     With the assistance of our special health care regulatory counsel, the Company intends to monitor compliance with federal and state laws and regulations applicable to health care entities. The Company intends to conduct or have its special health care regulatory counsel conduct periodic audits of various aspects of its operations for compliance with such requirements.

INSURANCE LAWS AND REGULATION

     Certain states have enacted statutes or adopted regulations affecting risk assumption in the health care industry, including statutes and regulations that subject any physician or physician network engaged in risk-based contracting to applicable insurance laws and regulations, which may include, among other things, laws and regulations providing for minimum capital requirements and other safety and soundness requirements. The Company believes that it and the Affiliated Physicians are currently in compliance with such insurance laws and regulations. However, implementation of additional regulations or compliance requirements could result in substantial costs to the Company and the Affiliated Physicians. The inability to enter into capitated or other risk-sharing arrangements or the cost of complying with certain applicable laws that would permit expansion of our risk-based contracting activities could have a material adverse effect on our business or financial condition.

                                   COMPETITION

     The Company's facilities will compete with other local radiology and technical imaging service providers, including for profit and non-profit hospitals and health systems, in the market served by the Company. The Company believes that changes in governmental and private reimbursement policies and other factors have resulted in increased competition among providers of medical services to consumers and that cost, accessibility, quality and scope of services provided are the principal factors that affect competition. There can be no assurance that the Affiliated Physicians and the Company's facilities will be able to compete effectively in the markets that they serve, which inability to compete could adversely affect the Company.

     The Imaging Center draws most of its patients from an area within an approximately 50 mile radius from its office at 715 Williams Street in Cumberland, Maryland. This drawing area includes Allegany County and parts of Garrett and Washington counties in Western Maryland; parts of Bedford and Somerset Counties in Southwestern Pennsylvania; and parts of Mineral, Hampshire, and Grant counties in Northeastern West Virginia.

     Numerous hospitals and physicians' offices in the area perform some or many of the same imaging studies as The Imaging Center, but none performs as comprehensive a set of examinations under one roof. Competition for imaging studies is widespread.

     The Western Maryland Health System is composed of two hospitals in Cumberland, Maryland, a Sacred Heart Hospital Campus and a Memorial Hospital Campus. The two hospitals merged over the past two years, and there is currently a redistribution taking place of various clinical departments being centered at each facility. Both hospitals currently have duplication of diagnostic imaging services, including CT, angiography, interventional procedures, ultrasound, nuclear medicine, mammography, x-rays, and fluoroscopy. Sacred Heart has the only radiation therapy unit in the area.

     Both hospitals have several walk-in clinics in the surrounding area, several of which perform diagnostic x-rays on-site. In addition, Sacred Heart operates The Seton Diagnostic Center adjacent to the hospital. This is an outpatient imaging clinic which performs mammograms, x-rays, ultrasound and nuclear medicine examinations.

     Many local physicians' offices perform examinations in their offices, particularly Orthopedists who have x-ray machines, and obstetric-gynecology physicians who have ultrasound machines.

     A number of smaller hospitals are located in our drawing area, including Memorial Hospital of Bedford County, Pennsylvania; Somerset Memorial Hospital in Somerset, Pennsylvania; Meyersdale Community Hospital in Meyersdale, Pennsylvania; Potomac Valley Hospital in Keyser, West Virginia; Hampshire Memorial Hospital in Romney, West Virginia; Grant Memorial Hospital in Petersburg, West Virginia; and Garrett Memorial Hospital in Oakland, Maryland. These facilities offer x-rays, ultrasound, nuclear medicine, mammograms, and CT. Somerset also has MRI capability.

     The only other MRI facility in the immediate Cumberland area is The Cumberland Regional MRI Center, on Winchester Road in LaVale, Maryland. This center has a contract with the local hospitals, so virtually all inpatient MRI examinations are sent to this outpatient facility.

     A Federal Prison and a Maryland State Prison are located in Cumberland. Each has its own x-ray facility for inmates.

     The Imaging Center Mobile X-Ray service is the only mobile service operating directly from the immediate area. Precision X-Ray, located outside the area, services several local nursing homes with a locally-based technologist.

                                LEGAL PROCEEDINGS

     The Company is not a party to any suits or complaints relating to services provided by the Company or the Affiliated Physicians, although there can be no assurances that claims will not be asserted against the Company in the future.

                              REPORTS TO INVESTORS

     Under Maryland law, the Company is required to prepare annually and submit to the annual meeting of stockholders a full and complete statement of affairs of the Company, including a balance sheet and a financial statement of operations for the preceding fiscal year. Such statement is also required by law to be available to all stockholders of the Company for inspection and copying. Under Maryland law, stockholders are entitled to inspect and copy during usual business hours our by-laws, minutes of the meetings of stockholders, annual statements of affairs and voting trust agreements on file at our principal office. Our shareholders are also entitled to obtain from the Company a statement of each class of stock or other securities issued by the Company during a specified period of not more than 12 months before the date of the request, the consideration received per share, and the value of any consideration other than money as set in a resolution of our board of directors.

                                  LEGAL MATTERS

     Certain legal matters with respect to the validity of the shares of Class B Non-Voting Common Stock are being passed upon for the Company by Richard G. McAlee, P.A.. Crofton, Maryland.

                                     EXPERTS

     The PRO FORMA financial information concerning the Company contained in this Prospectus has been prepared by management of the Company with the assistance of Huber, Michaels & Company, Certified Public Accountants, based upon past operations of F. Daniel Jackson, M.D., P.A. and related companies. Such historical information was recalculated to take into account the creation of the Company and the services it will perform for the Affiliated Physicians. The PRO FORMA projections for the Company were prepared by management of the Company with the assistance of Huber, Michaels & Company, Certified Public Accountants, based upon management's estimates of future operations of the Company. Such projections are strictly estimates and there is no assurance that such projections constitute accurate predictions of future performance.

                     AVAILABLE INFORMATION ABOUT THE COMPANY

     The Company has filed with the United States Securities and Exchange Commission a registration statement on Form SB-1 under the Regulation SB issued under the Securities Act of 1933 with respect to the shares offered under this Prospectus. The Company has also filed with the Securities Commissioners of each state in which the shares are offered for sale a Registration Statement on Form U-1 under the Securities Act of each such state with respect to the shares offered hereby. This Prospectus, which is a part of the Registration Statement, does not contain all of the information set forth therein and the exhibits and schedules filed with the Registration Statement. Prospective investors should refer to the Registration Statement and the exhibits and schedules filed with it for further information with respect to the Company and the shares. This Prospectus contains summaries of the provisions of certain contracts, agreements or any other documents which are not necessarily complete. Certain of these contracts, agreements or documents may be filed as an exhibit to the Registration Statement and prospective investors should refer to such exhibits for a more complete description of those items.

     A copy of the Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the SEC: New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of the Registration Statement and the exhibits and schedules thereto can be obtained from the Public Reference Section of the SEC upon payment of prescribed fees. The Commission maintains an Internet web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission.

     Prior to filing the Registration Statement of which this Prospectus is a part, the Company was not subject to any reporting requirements under the Securities Exchange Act of 1934 or any state securities act. Following effectiveness of the Registration Statement, the Company will not become subject to the informational and periodic reporting requirements of the Exchange Act until such time as it has more than 300 shareholders of record or becomes eligible for listing on a securities exchange or other system for reporting pricing information of securities, such as the over-the-counter bulletin board. Until the Company becomes subject to these reporting requirements, information which is required to be available to stockholders of the Company under Maryland law is described under the heading "Reports to Investors."

     At the time the Company has more than 300 shareholders of record or complies with the listing requirements of certain securities exchanges or reporting services, it will be required to file informational and periodic reports with the Securities and Exchange Commission. Such reports will be available for inspection and copying at the public reference facilities and other regional offices described above, as well as from the Commission's website.


APPENDICES

     A  -  PRO FORMA Financial Statements of the Company
     B  -  PRO FORMA Financial Projections of the Company
     C  -  Articles of Incorporation

                                                                      APPENDIX A





                            THE IMAGING CENTER, INC.

                         PRO FORMA FINANCIAL STATEMENTS

                        DECEMBER 31, 1998 & JUNE 30, 1999

TABLE OF CONTENTS


                                                                 Page Number

ACCOUNTANTS' COMPILATION REPORT .................................... 1

PRO FORMA BALANCE SHEETS ........................................... 2

PRO FORMA STATEMENTS OF INCOME ..................................... 3

SELECTED NOTES TO FINANCIAL STATEMENTS.............................. 4-5

Huber, Michaels & Company
Certified Public Accountants
110 S. Centre Street
Cumberland, MD 21502
PH (301) 722-4455 FAX (301) 722-5004



Board of Directors
The Imaging Center, Inc.
715 Williams Street
Cumberland, MD 21502


We have compiled the accompanying pro forma balance sheets of The Imaging Center, Inc., as of December 31, 1998 and June 30, 1999 and the related pro forma statements of income for the year and six months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them. Furthermore, even if the Company had been operating the technical component of F. Daniel Jackson, MD, PA independently, there will usually be differences between the pro forma and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material. We have no responsibility to update this report for events and circumstances occurring after the date of this report.

Management has elected to omit selected disclosures and the statements of cash flows and retained earnings required by generally accepted accounting principles. If the omitted disclosures and statements of cash flows and retained earnings were included in the financial statements, they might influence the user's conclusions about the Company's financial position, results of operations, and cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.

The accompanying compilation restates the historical compiled financial statements of F. Daniel Jackson, MD, PA for the year ending December 31, 1998 and six months ending June 30, 1999 to reflect a scenario where the technical component of F. Daniel Jackson, MD, PA is operating independently of all other associated operations as will be done for the entity The Imaging Center, Inc.

                                                       Huber, Michaels & Company



Cumberland, Maryland
October 7, 1999

                                             THE IMAGING CENTER, INC.
                                             PRO FORMA BALANCE SHEETS
                                         DECEMBER 31, 1998 & JUNE 30, 1999


                                                                         Dec. 31,1998         June 30, 1999
                                                                       -----------------    ------------------

                     ASSETS
                     ------
Current Assets
  Cash                                                                       $1,121,922            $1,384,168
  Accounts Receivable                                                         1,577,968             1,648,053
                                                                       -----------------    ------------------

Total Current Assets                                                          2,699,890             3,032,221
                                                                       -----------------    ------------------

Property, Plant, & Equipment
  Office Furniture and Equipment                                                 74,004                78,651
  Equipment                                                                     176,354               198,769
  Vehicles                                                                       20,709                20,709
                                                                       -----------------    ------------------
                                                                                271,067               298,129
  Less Accumulated Depreciation                                               (259,096)             (263,702)
                                                                       -----------------    ------------------

Total P,P,&E                                                                     11,971                34,427
                                                                       -----------------    ------------------


Total Assets                                                                 $2,711,861            $3,066,648
                                                                       -----------------    ------------------

                          LIABILITIES AND EQUITY
                          ----------------------

Current Liabilities
  Accounts Payable                                                              $22,868               $53,170
  Accrued Liabilities                                                            20,406                39,187
                                                                       -----------------    ------------------

Total Current Liabilities                                                        43,274                92,357

Long-Term Debt
  Deferred Income Taxes                                                         629,225               637,835
                                                                       -----------------    ------------------

Total Liabilities                                                               672,499               730,192
                                                                       -----------------    ------------------

Equity
  Common Stock                                                                  180,000               180,000
  Retained Earnings                                                           1,859,362             2,156,456
                                                                       -----------------    ------------------

Total Equity                                                                  2,039,362             2,336,456
                                                                       -----------------    ------------------

Total Liabilities and Equity                                                 $2,711,861            $3,066,648
                                                                       =================    ==================

            See the selected notes to the financial statements and the accountants' report.


                                      A-4


                                             THE IMAGING CENTER, INC.
                                          PRO FORMA STATEMENTS OF INCOME
                       FOR THE YEAR ENDED DECEMBER 31, 1998 & SIX MONTHS ENDED JUNE 30, 1999





                                                                              Year              Six Mo.
                                                                              Ended              Ended
                                                                              1998           June 30, 1999
                                                                           ------------     -----------------

Total Revenue                                                               $3,008,835            $1,572,394

Total Operating Expenses                                                     2,152,268             1,125,167
                                                                           ------------     -----------------

Operating Income                                                               856,567               447,227
                                                                           ------------     -----------------

Other Income (Expenses)
   Interest Income                                                              10,994                 3,895
   Misc Income                                                                   2,350                   326
   Interest Expense                                                            (2,674)               (1,305)
                                                                           ------------     -----------------

Total Other Income (Expense)                                                    10,670                 2,916
                                                                           ------------     -----------------

Income  Before Inc. Taxes                                                      867,237               450,143

Provision for Income Taxes                                                   (294,861)             (153,049)
                                                                           ------------     -----------------

Net Income                                                                    $572,376              $297,094
                                                                           ============     =================

                        See the selected notes to the financial statements and the accountants' report.

                            THE IMAGING CENTER, INC.
                     SELECTED NOTES TO FINANCIAL STATEMENTS


NOTE 1 - NATURE OF BUSINESS

                  The Imaging Center, Inc. will provide the technical component of diagnostic medical services. The historical financial statements for December 31, 1998 and the year then ended and June 30, 1999 and the six months then ended have been restated to reflect a scenario in which the technical component of F. Daniel Jackson, MD, PA is operating independently of all other associated operations, as will be done for the entity The Imaging Center, Inc. Revenues are restated to include only the technical component of the original fees and expenses are restated to exclude the professional component of the original expenses (ex: physicians' fees and related expenditures). The professional component of the services will continue to be provided in the future by
         F. Daniel Jackson, MD, PA.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

         Method of Accounting
         --------------------

                  The Company utilizes the accrual method for financial reporting purposes and the cash method for tax purposes. Under the accrual method, revenues are recognized when earned and expenses are recorded when incurred. The cash method recognizes revenues and expenses when received or paid. This difference in reporting revenue and expenses has resulted in the recognition of deferred income taxes on the balance sheets presented.

         Use of Estimates
         ----------------

                  Preparation of financial statements in accordance with Generally Accepted Accounting Principles requires the use of estimates. Management uses estimates to determine the value of receivables and the useful lives of property and equipment. There will be differences in the estimated and actual results, these differences could be material.





                      (See Accountants' Compilation Report)
                                                        -4-

                            THE IMAGING CENTER, INC.
                     SELECTED NOTES TO FINANCIAL STATEMENTS

         Depreciation
         ------------

                  Fixed assets are recorded at cost and depreciated using accelerated methods in accordance with Internal Revenue Service regulations. The differences between the depreciation calculated using Generally Accepted Accounting Principles and Internal Revenue Service regulations is not material.
         Depreciable lives within each classification are as follows:

                  Office furniture and equipment                 5-7  years
                  Equipment                                      5-7  years
                  Vehicles.                                      3-5  years
                  Leasehold improvements                         31.5 years

         Other current assets
         --------------------

                  Accounts receivable arise in the normal course of business. These receivables are not collateralized.


NOTE 3 - OTHER LIABILITIES

                  Accrued liabilities represent items such as accrued salaries and payroll taxes payable.

NOTE 4 - INCOME TAXES

                  Provisions for income taxes on pro forma pretax income have been included using the graduated rates currently in effect for corporations.

NOTE 5 - CONTINGENT LIABILITIES

                  The Company is aware of the possibilities of the "Year 2000" issue and does use computer operated equipment in the daily activity of the business. The Company has upgraded its equipment and software to avoid this problem, however, there could be significant "Year 2000" issues arise of which the Company is not aware or over which the Company has no control, and these issues could have a serious effect on the Company. The amount of any potential liability has not been recorded and can not be reasonably determined.

                      (See Accountants' Compilation Report)
                                       -5-

                                                                      APPENDIX B


                            THE IMAGING CENTER, INC.

                         FORECASTED FINANCIAL STATEMENTS

                            FOR THE NEXT THREE YEARS

                         JUNE 30, 2000, TO JUNE 30, 2002

TABLE OF CONTENTS

                                                                        Page No.

ACCOUNTANTS' REPORT
 .......................................................................    1

FORECASTED BALANCE SHEETS .............................................    2

STATEMENTS OF FORECASTED OPERATIONS ...................................    3

SUMMARY OF SIGNIFICANT FORECAST ASSUMPTIONS AND ACCOUNTING
POLICIES...............................................................  4-6

Board of Directors
The Imaging Center, Inc.
715 Williams Street
Cumberland, MD 21502


We have compiled the accompanying forecasted balance sheets and related statements of forecasted operations of The Imaging Center, Inc. for the three years, June 30, 2000, to June 30, 2002, in accordance with standards established by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of a forecast information that is the representation of management and does not include evaluation of the support for the assumptions underlying the forecast. We have not examined the forecasts and, accordingly, do not express an opinion or any other form of assurance on the accompanying statements or assumptions. Furthermore, there will usually be differences between the forecasted and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material. We have no responsibility to update this report for events and circumstances occurring after the date of this report.

Management has elected to omit the statement of cash flows required by generally accepted accounting principles. If the omitted statement was included in the financial statements, it might influence the user's conclusions about our financial position, results of operations, and cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.


Cumberland, Maryland
June 29, 1999

                                           THE IMAGING CENTER, INC.
                                           FORECASTED BALANCE SHEETS
                                            JUNE 30, 2000, TO 2002

                                                       2000                  2001                   2002
                                                 ------------------    ------------------     ------------------

                  ASSETS
                  ------
Current Assets
  Cash                                                  $2,111,640            $3,491,712             $4,337,820
  Accounts Receivable                                    1,781,020             1,905,691              2,039,089
                                                 ------------------    ------------------     ------------------

Total Current Assets                                     3,892,660             5,397,403              6,376,909
                                                 ------------------    ------------------     ------------------


Property, Plant, & Equipment
  Office Furniture and Equipment                         4,015,919             4,015,919              4,015,919
  Less Accumulated Depreciation                          (803,184)           (2,088,278)            (2,859,335)
                                                 ------------------    ------------------     ------------------

Total P,P,&E                                             3,212,735             1,927,641              1,156,584
                                                 ------------------    ------------------     ------------------


Total Assets                                            $7,105,395            $7,325,044             $7,533,493
                                                 ------------------    ------------------     ------------------


          LIABILITIES AND EQUITY
Current Liabilities
  Accounts Payable                                         $50,000               $28,945                $29,813
  Accrued Liabilities                                       55,000                49,216                 50,692
  Accrued Pension                                           59,111                88,666                132,999
  Current Portion of Lease                                 619,230               780,168                853,354
                                                 ------------------    ------------------     ------------------

Total Current Liabilities                                  783,341               946,995              1,066,858
                                                 ------------------    ------------------     ------------------

Long-Term Debt
  Deferred Income Taxes                                    344,627               406,746                460,478
  Lease Payable                                          3,128,446             2,348,278              1,494,924
                                                 ------------------    ------------------     ------------------

Total Long-Term Debt                                     3,473,073             2,755,024              1,955,402
                                                 ------------------    ------------------     ------------------

Total Liabilities                                        4,256,414             3,702,019              3,022,260
                                                 ------------------    ------------------     ------------------

Equity
  Common Stock                                           2,180,000             2,180,000              2,180,000
  Retained Earnings                                        668,981             1,443,025              2,331,233
                                                 ------------------    ------------------     ------------------

Total Equity                                             2,848,981             3,623,025              4,511,233
                                                 ------------------    ------------------     ------------------

Total Liabilities and Equity                            $7,105,395            $7,325,044             $7,533,493
                                                 ------------------    ------------------     ------------------

     See the notes to the financial statements and the accountants' report.


                                      B-4


                                             THE IMAGING CENTER, INC.
                                        STATEMENTS OF FORECASTED OPERATIONS
                                    FOR THE YEARS ENDED JUNE 30, 2000, TO 2002



                                                               2000                 2001                 2002
                                                          ----------------     ----------------     ----------------

Total Revenue                                                  $3,219,453           $3,444,815           $3,685,952

Total Operating Expenses                                        1,905,382            2,036,278            2,178,050
                                                          ----------------     ----------------     ----------------

Operating Income                                                1,314,071            1,408,537            1,507,902
                                                          ----------------     ----------------     ----------------

Other Income (Expenses)
   Interest Income                                                 11,324               11,664               12,013
   Misc Income                                                      2,421                2,493                2,568
   Interest Expense                                             (314,208)            (249,900)            (176,713)
                                                          ----------------     ----------------     ----------------

Total Other Income (Expense)                                    (300,463)            (235,743)            (162,132)
                                                          ----------------     ----------------     ----------------

Income  Before Inc. Taxes                                       1,013,608            1,172,794            1,345,770

Provision for Income Taxes                                      (344,627)            (398,750)            (457,562)
                                                          ----------------     ----------------     ----------------

Net Income                                                        668,981              774,044              888,208

Beginning Retained Earnings                                             0              668,981            1,443,025
                                                          ----------------     ----------------     ----------------

Ending Retained Earnings                                         $668,981           $1,443,025           $2,331,233
                                                          ----------------     ----------------     ----------------


     See the notes to the financial statements and the accountants' report.

                            THE IMAGING CENTER, INC.
           SUMMARY OF SIGNIFICANT FORECAST ASSUMPTIONS AND ACCOUNTING
                                    POLICIES



NOTE A - NATURE OF THE FORECASTS

                  These financial forecasts present, to the best of management's knowledge and belief, the Company's expected financial position and result of operations for the forecasted periods. Accordingly, the forecasts reflect its judgement as of June 29, 1999, the date of these forecasts, of the expected conditions and its expected course of action. The assumptions disclosed herein are those that management believes are significant to the forecasts. There will usually be differences between the forecasted and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material.

NOTE B - NATURE OF OPERATIONS DURING THE FORECAST PERIOD

                  Operations are forecasted to reflect the technical component of the diagnostic medical services previously provided by F. Daniel Jackson, MD, PA. The forecast anticipates 1,000,000 shares of non-voting common stock will be sold in the first year at $2.00 per share through a public offering.

NOTE C - REVENUES

                  The accompanying forecasts are based on 70% of the total fees charged representing the technical component of the diagnostic services to be provided. The total fees charged are based on the numbers of studies previously provided by F. Daniel Jackson, MD, PA. The revenues are forecasted to increase 7% a year.

NOTE D - EXPENSES

                  The accompanying forecasts base expenses on those previously incurred by F. Daniel Jackson, MD, PA, which had been providing both the technical and professional components for the services provided. The Imaging Center, Inc. will be providing the technical component, with F. Daniel Jackson, MD, PA continuing to provide the professional component. The expenses forecast include only those associated with the technical component. Expenses are forecast to increase 3% annually.


                           ( See Accountants' Report)
                                       -4-

                            THE IMAGING CENTER, INC.
       SUMMARY OF SIGNIFICANT FORECAST ASSUMPTIONS AND ACCOUNTING POLICIES

NOTE E - EQUIPMENT LEASES

                  The Company will lease equipment and vehicles from three sources : GE Healthcare Services, Imaging Associates of Cumberland, Inc.(a related party), and Value Healthcare, Inc (a related party). These leases have been recorded as capital leases and each have a term of 60 months. The lease with GE Healthcare for equipment has an early purchase option after 57 months for 33% of the original equipment cost of the equipment or $939,856. The leases for equipment with Imaging Associates of Cumberland, Inc. and Value Healthcare, Inc. may be renegotiated at any time, but not more than once in any calendar year.

                  The Company also leases a building from Imaging Associates of Cumberland, Inc.(a related party) with a 60 month term for $70,020 a year. The lease is automatically renewed unless written notice is given to end the lease. Rent on the building will be increased to $89,280 per year if the lease is renewed after the initial five years.

                  All leases with related parties will not exceed market rates that would be obtained with unrelated entities. The lease payments to the related parties total $342,120 annually.

                  The following is a schedule of future minimum lease payments required under the above leases as of July 1, 1999.

                                    Year ending, June 30,               Amount
                                    ---------------------               ------
                                            2000                   $   915,828
                                            2001                       915,828
                                            2002                       915,828
                                            2003                       915,828
                                            2004                       915,828
                                                                       -------
                                                                    $4,579,140

                  The following is a schedule of the long-term debt under the capital leases for the equipment and vehicles under the above leases as of July 1, 1999.

                                    Year ending, June 30,                Amount
                                    ---------------------                ------
                                            2000                    $   619,230
                                            2001                        780,168
                                            2002                        853,354
                                            2003                        933,405
                                            2004                        561,519
                                                                        -------
                                                                     $3,747,676

                            (See Accountants' Report)

                                       -5-

                            THE IMAGING CENTER, INC.
       SUMMARY OF SIGNIFICANT FORECAST ASSUMPTIONS AND ACCOUNTING POLICIES


NOTE F - INCOME TAXES

                  Provisions for income taxes on forecasted pretax income have been included using the graduated rates currently in effect for corporations. The Company utilizes the accrual method for financial reporting purposes and the cash method for tax purposes. Under the accrual method, revenues are recognized when earned and expenses are recorded when incurred. The cash method recognizes revenues and expenses when received or paid. This difference in reporting revenues and expenses has resulted in the recognition of deferred income taxes on the balance sheets presented.


NOTE G - CONTINGENT LIABILITIES

                  The Company is aware of the possibilities of the "Year 2000" issue and does use computer operated equipment in the daily activity of the business. The Company has upgraded its equipment and software to avoid this problem, however, there could be significant "Year 2000" issues arise of which the Company is not aware or over which the Company has no control, and these issues could have a serious effect on the Company. The amount of any potential liability has not been recorded and can not be reasonably determined.




                            (See Accountants' Report)

                                                                      APPENDIX C



                            ARTICLES OF INCORPORATION


                            ARTICLES OF INCORPORATION
                            THE IMAGING CENTER, INC.
                            ------------------------

THIS IS TO CERTIFY THAT:

     FIRST: I, the undersigned, F. Daniel Jackson, M.D., 715 Williams Street, Post Office Box 1692, Cumberland, Maryland 21502, being at least eighteen (18) years of age, do hereby form a corporation under the general laws of the State of Maryland by the execution and filing of these Articles of Incorporation.

     SECOND:  The name of the Corporation is The Imaging Center, Inc.

     THIRD:  The purposes for which the Corporation is formed are as follows:

     (a) To purchase, lease or otherwise acquire, hold, develop, improve, mortgage, sell, exchange, let or in any manner encumber or dispose of property of every nature and description, including real, personal, mixed and/or intangible, wherever situated.

     (b) To generally engage in the business of operating a medical imaging center and medical office building, as well as to generally engage in any and all other activities incidental thereto or which may be necessary or convenient in connection therewith.

     (c) To apply for, obtain, purchase or otherwise acquire, any licenses, copyrights, patents, permissions and the like which might be used for any of the purposes of the Corporation, and to use, exercise and develop such licenses, and to sell and otherwise deal with such licenses.

     (d) To loan, or advance money with or without security, without limits as to amount; to borrow or raise money for any purposes of the Corporation and to issue bonds, debentures, notes, securities or other obligations of any nature and in any manner permitted by law, for money so borrowed in payment for property purchased, or for any other lawful consideration, and to secure the payment thereof and the interest thereon, by mortgage upon or pledge or conveyance or assignment in trust of, the whole or any part of the property of the Corporation real, personal, mixed and/or intangible, including contract rights, whether at the time owned or thereafter acquired; and to sell, pledge, or otherwise dispose of such bonds, notes, or other obligations of the Corporation for its corporate purposes.

     (e) To carry on any of the businesses herein enumerated for itself, or for account of others, or through others for its own account, and to carry on any other business which may be deemed by it to be calculated, directly or indirectly, to effectuate or facilitate the transaction of the objects or businesses stated herein, or any of them, or any part thereof, or to enhance the value of its property, business or rights.

     The foregoing enumeration of the purposes, objects and business of the Corporation is made in furtherance, and not in limitation, of the powers conferred upon the Corporation by law, and is not intended, by the mention of any particular purposes, object or business, in any manner to limit or restrict the generality of any other purpose, object or business mentioned, or to limit or restrict any of the powers of the Corporation.

     The Corporation is hereby authorized to engage in any other lawful activity for which corporations may be organized under the Corporations and Associations Article of the Annotated Code of Maryland, as amended from time to time, and under any successor and/or replacement to said Law.

     FOURTH: The address of the principal office of the Corporation in Maryland is 715 Williams Street, Post Office Box 1692, Cumberland, Maryland 21502. The name and address of the resident agent of the Corporation in Maryland is F. Daniel Jackson, M.D., 715 Williams Street, Post Office Box 1692, Cumberland, Maryland 21502. Said resident agent is an adult citizen of Maryland and presently resides therein.

     FIFTH: The total number of shares of capital stock that the Corporation has authority to issue is TEN MILLION (10,000,000) shares, all having a par value of $1.00 per share, which shall be divided into ONE THOUSAND (1,000) shares of Class A Voting Common Stock with a par value of $1.00 per share and NINE MILLION, NINE HUNDRED NINETY-NINE THOUSAND (9,999,000) shares of Class B Non-Voting Common Stock with a par value of $1.00 per share. The aggregate par value of all the shares of all classes is ten million dollars ($10,000,000).

        The following is a description of each class of stock of the Corporation including the voting powers of each class:

               (a) Each outstanding share of Class A Voting Common Stock shall be entitled to one (1) vote on each matter submitted to a vote at a meeting of the stockholders. The holders of the shares of the Class A Voting Common Stock shall have the exclusive right to vote on any and all matters for which the stockholders of the Corporation shall have the right to vote.

               (b) THE HOLDERS OF THE SHARES OF THE CLASS B NON-VOTING COMMON STOCK SHALL NOT HAVE ANY RIGHT TO VOTE FOR OR ELECT THE DIRECTORS OF THE CORPORATION NOR SHALL THE HOLDERS OF THE SHARES OF THE CLASS B NON-VOTING COMMON STOCK HAVE THE RIGHT TO VOTE ON ANY OTHER MATTER SUBMITTED TO A VOTE AT ANY MEETING OF THE STOCKHOLDERS, UNLESS OTHERWISE REQUIRED BY THE MARYLAND GENERAL CORPORATION LAW, AND IN SUCH CASE, ONLY TO THE EXTENT SUCH REQUIREMENT IS UNMODIFIABLE OR UNWAIVERABLE BY THESE ARTICLES OF INCORPORATION. The holders of the shares of the Class B Non-

Voting Common Stock shall be entitled to receive notice of the meetings of the stockholders but shall not be entitled to vote on any matters submitted at such meetings.

        All classes of stock of the Corporation are identical in all other respects.

        WITH RESPECT TO EVERY CLASS OF COMMON STOCK OF THE CORPORATION (CLASS A VOTING COMMON STOCK AND CLASS B NON-VOTING COMMON STOCK), THE STOCKHOLDERS OF THE CORPORATION SHALL HAVE NO PREEMPTIVE RIGHTS WITH RESPECT TO SALE BY THE CORPORATION OF ANY ADDITIONAL SHARES OF COMMON STOCK WHETHER IN THE CLASS OF STOCK IN WHICH THE STOCKHOLDER OWNS STOCK, OR OTHERWISE, AND REGARDLESS OF THE PURPOSE FOR SALE OF SUCH COMMON STOCK.

     SIXTH: The total number of directors of the Corporation may be fixed and thereafter increased or decreased pursuant to the By-Laws of the Corporation, but shall never be less than the number of stockholders of the Corporation if there are less than three (3) stockholders, and the names of the director who shall act until the First Annual Meeting of the Stockholders, or until his successors are duly chosen (and qualified) by the holders of the Class A Voting Common Stock is F. Daniel Jackson.

     SEVENTH:  The duration of the Corporation shall be perpetual.

     EIGHTH: The following provisions are hereby adopted for the purposes of defining, limiting, and regulating the powers of the Corporation and of the directors and stockholders thereof:

     (a) The Board of Directors of the Corporation is hereby empowered to direct issuance from time to time of shares of its stock of any class, and convertible securities, whether now or hereafter authorized by the stockholders, for such consideration as may be deemed advisable by the Board of Directors and without any further authorization other than initial authorization in these Articles of Incorporation and without any further action by the stockholders.

     (b) The Board of Directors may classify or reclassify any unissued shares by fixing or altering in any one or more respects, from time to time before issuance of such shares, the preferences, rights, voting powers, restrictions and qualifications of, the dividends on, the times and prices of redemption, and the conversion rights, of such shares. The Board of Directors may further promulgate any rules, regulations and/or restrictions which the Board of Directors may deem appropriate or necessary from time to time with respect to the administration of any meeting of the Corporation, including, by way of example and not by way of limitation, the right to limit the periods of discussion on any matter by any stockholder.

     (c) Any director, individually, or any firm of which any director may be a member, or any partnership, corporation or association of which any director may be a partner, officer or director or in which any director may be interested as an owner or holder of any amount of its capital stock, partnership interests or otherwise, may be a party to, or may be pecuniarily or otherwise interested in, any contracts or transactions of the Corporation, and in the absence of fraud no contract or other transaction shall be thereby affected or invalidated; PROVIDED, HOWEVER, that in the event that a director or any firm of which a director is a member, or any partnership, corporation or association of which a director may be a partner, officer or director or have a pecuniary interest is so interested, such fact shall be disclosed to or shall have been known by the Board of Directors of the Corporation or a majority thereof, and any director of the Corporation who is also a partner, director or officer of or interested in such other partnership, corporation or association, or who, or the firm of which he is a member, is so interested, may be counted in determining the existence of a quorum at the meeting of the Board of Directors of the Corporation which shall authorize, ratify, or confirm any such contract or transaction, and may vote thereat to authorize, ratify, or confirm any such contract or transaction; AND FURTHER, PROVIDED, HOWEVER, in such event such contract or transaction must also be approved by a majority vote of the disinterested directors even if the disinterested directors shall constitute less than a quorum.

     (d) The Corporation reserves the right to amend its Articles of Incorporation so that such amendment may alter the contract rights, as expressly set forth in the Articles of Incorporation, of any outstanding stock, even though such rights are substantially adversely affected, and any objecting stockholder whose rights may or shall be thereby substantially adversely affected shall not be entitled to the same rights as an objecting stockholder in the case of a consolidation or merger; and, as long as all stockholders of a class are treated equally, then even though an amendment may substantially adversely affect them, no cause of action at law or equity shall accrue on account of such amendment.

     The enumeration and definition of a particular power of the Board of Directors, the stockholders and/or the Corporation included in the foregoing shall in no way be limited or restricted by reference to or inference from the terms of any other clause of this or any other article of the charter of the Corporation, or construed as or deemed by inference or otherwise in any manner to exclude or limit any powers otherwise conferred under the General Laws of the State of Maryland now or hereafter in force.

     NINTH: In each case where the Corporations and Associations Article of the Annotated Code of Maryland, as hereafter amended from time to time, requires an affirmative vote of the stockholders in excess of a simple majority of such stockholders before a particular action may be taken by the Corporation, such affirmative stockholder vote requirement shall be lowered to an affirmative vote of a majority of the stockholders of the Class A Voting Common Stock of the Corporation. This provision in the Articles is meant to reduce such stockholder voting requirement to a simple majority for each of the following corporate actions (but shall not be limited to): charter amendments, consolidation, merger, transfer of assets, partial liquidation, and dissolution.

        TENTH: To the fullest extent permitted by Maryland General Corporation Law, as applicable from time to time, no person who at any time was or is a director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages. No amendment of these Articles of Incorporation or repeal of any of its provisions shall limit or eliminate any of the benefits provided to the directors and officers under this Article with respect to any act or omission that occurred prior to such amendment or repeal.

        ELEVENTH: The Corporation shall indemnify, to the fullest extent permitted by Maryland General Corporation Law, as applicable from time to time, all persons who at any time were or are directors or officers of the Corporation for any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administration or investigative) related to any action alleged to have been taken or omitted in such capacity as a director or an officer. The Corporation shall pay or reimburse all reasonable expenses incurred by a present or former director or officer of the Corporation in connection with any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) in which the present or former director or officer is a party, in advance of the final disposition of the proceeding, to the fullest extent permitted by, and in accordance with the applicable requirements of, Maryland General Corporation Law, as applicable from time to time. The Corporation may indemnify any other persons permitted but not required to be indemnified by Maryland General Corporation Law, as applicable from time to time, if to the extent indemnification is authorized and determined to be appropriate in each case in accordance with the applicable law by the Board of Directors, the stockholders or special legal counsel appointed by the Board of Directors. The Corporation shall not be required to purchase or maintain insurance on behalf of any present or former directors or officers or other persons required or permitted to be indemnified. No amendment of these Articles of Incorporation or repeal of any of its provisions shall limit or eliminate any of the benefits provided to the directors or officers under this Article with respect to any act or omission that occurred prior to such amendment or repeal.

     IN WITNESS WHEREOF, I have signed these Articles of Incorporation and acknowledge the same to be my act on this 23rd day of April, 1999.

WITNESS:

/s/ Richard G. McAlee                       /s/ F. Daniel Jackson, M.D. (SEAL)
                                            F. Daniel Jackson, M.D.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS.
ITEM 1. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
There are no indemnification provisions for directors, officers and controlling persons of the Company specifically dealing with liability under the Securities Act.

The following general provisions are applicable to indemnification of directors, officers and controlling persons:

The Company's Articles of Incorporation and Bylaws authorize the Company to indemnify its directors and officers to the full extent permitted by Maryland law.

Sec. 2-418 of the Corporations and Associations Article of the Annotated Code of Maryland provides the authority to indemnify directors, officers, employees and agents of the issuer. The statute permits corporations to indemnify an individual made a party to a proceeding against judgments, penalties, fines, settlements and reasonable expenses actually incurred (including attorneys' fees) by reason of service in that capacity unless it is established that: (a) the act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; or (b) the person received an improper personal benefit in money, property or services, or (c) in the case of any criminal proceeding, the person had reasonable cause to believe that the act or omission was unlawful.

Further, Sec. 2-418(d) of the Corporations and Associations Article of the Annotated Code of Maryland provides for mandatory indemnification for a director who was successful, on the merits or otherwise, in the defense of any proceeding shall be indemnified against reasonable expenses incurred by the director in connection with the proceeding. Sec. 2-418(j) of the Corporations and Associations Article of the Annotated Code of Maryland provides for certain mandatory and permissive indemnification for corporate officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to Maryland law and the Company's Articles of Incorporation and Bylaws, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ITEM 2. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.*
------------------------------------------------------ ----------------------
Securities and Exchange Commission Fees                              $556.00
------------------------------------------------------ ----------------------
State Securities Filing Fees
------------------------------------------------------ ----------------------
Printing Fees
------------------------------------------------------ ----------------------
Legal and Accounting Fees
------------------------------------------------------ ----------------------
Escrow Agent Fees
------------------------------------------------------ ----------------------
      TOTAL                                                          $
------------------------------------------------------ ----------------------


* All amounts are estimated other than the Securities and Exchange Commission filing fee.

ITEM 3. UNDERTAKINGS.

Rule 415 Offering. The issuer is registering securities under Rule 415 of the Securities Act; accordingly, the issuer will:

(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

ITEM 4. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

At the time of its incorporation, the Company sold to its President and controlling shareholder, F. Daniel Jackson, M.D., 100 shares of its Class A Voting Common Stock and 8,999,000 shares of its Class B Non-Voting Common Stock at the price of $0.02 per share for an aggregate cost of $179,982. The company believes that such transaction qualified as a transaction by an issuer not involving a public offering pursuant to Section 4(2) of the Securities Act of 1933.

ITEM 5. INDEX TO EXHIBITS
Exhibit 2.1       Issuer's Articles of Incorporation
Exhibit 2.1       Bylaws of Issuer
Exhibit 4         Subscription Agreement
Exhibit 6.1       Commercial Lease Agreement, dated July 1, 1999, between Imaging
                  Associates of Cumberland, Inc. and The Imaging Center, Inc.
Exhibit 6.2       Equipment Lease, dated July 1, 1999, between Imaging Associates of Cumberland, Inc. and The
                  Imaging Center, Inc.
Exhibit 6.3       Equipment Lease, dated July 1, 1999, between Value Healthcare, Inc. and The Imaging Center, Inc.
Exhibit 6.4       Agreement for Technical Services, dated October 14, 1999, between The Imaging Center, Inc. and
                  F. Daniel Jackson, MD., P.A.
Exhibit 9         Escrow Agreement
Exhibit 10.1      Consent of Huber, Michaels & Company, Certified Public Accountants
Exhibit 11        Opinion of Richard G. McAlee P.A.

ITEM 6. DESCRIPTION OF EXHIBITS

Exhibit 2.1       Issuer's Articles of Incorporation
Exhibit 2.1       Bylaws of Issuer
Exhibit 4         Subscription Agreement
Exhibit 6.1       Commercial Lease Agreement, dated July 1, 1999, between Imaging Associates of Cumberland, Inc.
                  and The Imaging Center, Inc.

                                       7

Exhibit 6.2       Equipment Lease, dated July 1, 1999, between Imaging Associates of Cumberland, Inc. and The
                  Imaging Center, Inc.
Exhibit 6.3       Equipment Lease, dated July 1, 1999, between Value Healthcare, Inc. and The Imaging Center, Inc.
Exhibit 6.4       Agreement for Technical Services, dated October 14, 1999, between The Imaging Center, Inc. and
                  F. Daniel Jackson, MD., P.A.
Exhibit 9         Escrow Agreement
Exhibit 10.1      Consent of Huber, Michaels & Company, Certified Public Accountants
EXHIBIT 11        Opinion  of  Richard  G.  McAlee  P.A.



SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Cumberland, State of Maryland, on October 14, 1999.

The Imaging Center, Inc.

By: /s/ F. Daniel Jackson, M.D.
      F. Daniel Jackson, M.D., President

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

OFFICERS                                           DIRECTORS
/s/ F. Daniel Jackson, M.D.                        /s/ F. Daniel Jackson, M.D.

F. Daniel Jackson, M.D., President                 F. Daniel Jackson, M.D.

Date: October 14, 1999                             Date: October 14, 1999

/s/ Larry James Taylor                             /s/ Frederick J. Hill

Larry James Taylor, Vice President                 Frederick J. Hill

Date: October 14, 1999                             Date: October 14, 1999

/s/ D. Jeanne Starkey                              /s/ James F. Scarpelli, Jr.

D. Jeanne Starkey, Treasurer                       James F. Scarpelli, Jr

Date: October 14, 1999                             Date: October 14, 1999

/s/ Carolyn L. Hott

Carolyn L. Hott, Corporate Secretary

Date: October 14, 1999




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